Exhibit 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited

2017

Corporate Social Responsibility Report

Contents

Message from Chairman		1

About Us		4

Focus of Responsibility: China Life Keeping You Company for a Wonderful Life		6

Responsibility Management		10

(I)	Concept of Social Responsibility	10

(II)	Identification of Substantive Topics	10

(III)	Communications with Stakeholders	11

(IV)	Honors	13

I. Economic Growth for Promotion of Common Prosperity		16

(I)	Creating Sustained Value	16

(II)	Optimizing Corporate Governance	20

(III)	Persisting in Morality-Based Operations	22

II. Customer Services for Sharing Intelligence		26

(I)	Promoting the Upgrading of Services	26

(II)	Optimizing Customer Experience	27

(III)	Protecting Consumers’ Rights	32

III. Social Harmony and Common Home		35

(I)	Practicing Ecological Civilization	35

(II)	Committing Itself to Targeted Poverty Alleviation	44

(III)	Promoting Community Prosperity	50

IV. Caring for Employees in Common Growth		58

(I)	Protecting the Rights & Interests of Employees	58

(II)	Fulfilling Career Dream	60

(III)	Caring for the Life of Employees	65

V. Mutual Benefit for Partners in All-Win Cooperation		68

(I)	Growing Up Together with Partners	68

(II)	Boosting the Development of the Industry	70

Table of KPI		73

Statistical Table of China Life for Targeted Poverty Alleviation in 2017		76

Indicator Index of Report		79

Indicator Index of Guidelines for Voluntary Reporting of Sustainable Development(G4)		79

ESG Index		81

Feedback Form		87

Message from Chairman

Keeping the Mission in Mind, Taking on the Responsibility and Striding into the New Age

2017 is a year when the socialist cause with Chinese characteristics forged ahead and created glories again. The victorious convening of the 19th CPC National Congress sounded the bugle of starting a new journey of the all-round construction of a modern socialist power and marked the entry of socialism with Chinese characteristics into a new age. In the year, the national conference on financial work and the central economic working conference were held, posing the requirement for promoting high-quality development of economy, setting out the three major tasks of “serving the real economy, preventing financial risks, and deepening financial reform”, deciding upon the fundamental direction of economic and financial development for now and the near future. For China Life, the conferences call for shouldering of mission, laid the keynote of development, and pointed out the direction of action.

Basing ourselves on honesty, emphasizing credit, and valuing responsibility, we incorporated the development of our Company into the overall economic and social development of the nation. We have always regarded the satisfaction of people’s needs for a good life as our starting point, the push given to the development of the real economy as the breakthrough point, and the focus on the primary business and refinement of our professional services as the foothold to build a security network for the all-round construction of a well-off society by providing insurance products and services that can better meet people’s needs. In the year, we blazed new trails, made innovations and forged ahead. The Company successfully coped with the market challenges, achieved great development, and made great adjustment, great breakthrough and great improvement so that the gross premiums reached the level of 500 billion yuan. We again managed to write a magnificent chapter in the development history of China Life and even the Chinese insurance industry. In the year, we served the national strategy and increased our investment in infrastructure and innovative projects, spotlighting our assumption of responsibility; in the year, we pushed forward a technology-enabled China Life, promoted “China Life e-Bao” and the smart platform of e-shops and optimized customer experience; in the year, we developed the insurance for people’s livelihood and promoted the development of petty and inclusive finance and insurance to improve public welfare; in the year, we pressed forward environmental protection and energy saving, implemented the idea of sustainable development, boosted green ecology… We achieved historic, pioneering and all-round breakthrough in many fields, exhibiting unprecedented and strong vitality and vigor.

Remaining mindful of responsibility to stay at the forefront of the industry. As a “ballast stone” for the steady promotion of major national strategies, we have always stood at the height of serving national economic and social development to remain innovation-driven, carry out transformation and upgrading, prevent and control risks, strengthen the momentum, and spur the growth of value. Giving full play to the financing function of insurance funds, the Company takes part in the construction of key national projects and serves the structural reform of the supply side to boost the development of the real economy, thereby enabling more people to benefit from the development fruits of the insurance industry. We give priority to making investment in projects such as Beijing-Tianjin-Hebei coordinated development, the “Belt & Road” initiative and the Changjiang River Economic Belt, and have become an important financial force that serves major national strategies. By the end of 2017, the Company’s scale of investment assets exceeded RMB 2.7 trillion yuan; we provided enterprises with more than 600 billion yuan of direct financing through open market equities and creditor’s right investment; we injected more than 300 billion yuan of funds into the real economy through project financing. Over the past five years, the Company cumulatively realized over 100 billion yuan of net profits and ranked No. 1 comfortably among the listed life insurance companies of the world in terms of market value. In 2017, it became the only insurance company of China selected into the “Top 100 Global Enterprises of Market Value”. Reflecting the high recognition of its business management in the capital market, the Company won honors such as the “Award for Excellent Corporate Governance” for the companies on the main board of Hang Seng Index constituents, Listed Companies with Highest Value for Investment, and Best Life Insurance Company of Asia. The Company was also included in the 2017 Forbes list of top 2000 global listed companies, ranking 52nd.

Remaining mindful of people’s livelihood to show inclusive care. Taking it as our own mission to “enhance public welfare and let more people have a stronger sense of gain”, we exert ourselves to create a security shield for people’s livelihood, build an insurance service mechanism that meets the national efforts at fighting poverty, and give play to the role of the insurance industry in improving social governance. We implemented over 260 critical illness insurance programs through the 31 provincial-level branches across the country, which cover a population of over 420 million, and cumulatively paid over 40 billion yuan of critical illness compensation for over 17 million people. We launched over 400 medical insurance projects, and provided medical security services for over 68 million people. We strongly developed commercial health insurance, increased the number of valid policies for long-term insurance against critical illness to 64.43 million, and provided 4 trillion yuan worth of protection against risks. We provided individuals and families with diversified old-age security options, and undertook annuity insurance business for 47.25 million people. Furthermore, we took the lead within the industry to alleviate poverty in response to the call of the Central Government for targeted poverty alleviation by making innovations in products, providing industrial support, and implementing public welfare programs aimed at poverty alleviation. In the year, we provided 2.4 trillion yuan worth of insurance security for 22 million poor people registered in files; dispatched some 2000 officials to villages for poverty alleviation. The Charity Foundation of China Life has cumulatively donated over 320 million yuan.

Remaining mindful of customers to create intelligent services. Upholding the service idea of “good faith and customers foremost”, we rely on a service network that covers nationwide urban and rural areas to continuously meet the needs of customers while providing basic policy services, deliver insurance security to over 500 million customers, and blend our social responsibility into the services. We focus on the construction of the comprehensive business processing system of a new generation and provide customers with all-weather and one-stop services anytime and anywhere by leveraging mobile interconnection, big data, cloud computing and AI technologies. Placing customers at the center, we go all out to create greater insurance value for them, offer services that carry emotions and warmth, and fulfill the idea about “kind, professional, understanding and touching” services via concrete actions. By the end of 2017, the number of customer oriented interviews reached 19.1604 million, and the replacement rate reached 50.33%. We fully popularized mobile claim settlement, whole-process paperless purchase of insurance and Wechat-enabled receipt, with a total number of 15.98 million Wechat-enabled receipts, leading to a usage rate of 86%. The China Life e-Bao was so welcomed by customers and recorded 24.01 million of newly registered users, with 95% of our policy-related services supporting customers for on-line processing.

Remaining mindful of ecology to build an environment-friendly enterprise. Ecological environment concerns the future of the nation and public well-being. Following the philosophy of green development and considering our own energy consumption characteristics, we work hard to reduce energy consumption and carbon emission in our operations by taking measures such as whole-process electronic office work, technological innovations and use of new environment-friendly materials. In 2017, the headquarters of China Life reached a comprehensive energy consumption of 1441.94 tons of standard coal, marking a drop of 11.63% in energy consumption for every 10000 yuan of output value. The newly constructed China Life Science & Technology Park has applied numerous technologies and measures for energy saving and consumption reduction, and is expected to cut operating costs by 20~30% compared with common buildings of the same type. We have been making ceaseless efforts to lower energy consumption and improve environmental quality so that the mass public can enjoy a bluer sky.

New mission and new journey in a new age. 2018 is the starting year for the all-round implementation of the spirit of the 19th CPC National Congress and the national conference on financial work, and also marks the 40th anniversary of China’s reforms and opening drive. We will continue to take the deployment requirements of the CPC Central Committee and the regulatory authorities as guideline, focus on the element of people, and start anew from the benchmark of 500 billion yuan in premium income. We will profoundly comprehend the new mission conferred upon us by the new age, hold fast to the fundamental role of insurance security, speed up development, transformation and upgrading, prevent and control risks, push China Life onto the road of high-quality development, provide customers with better services, erect a higher platform for our employees, create more value for the shareholders, set a better example for the industry, take on greater responsibility for the society, lay a solid foundation for building a first-rate life insurance company of the world, and keep on satisfying people’s insurance needs for a good life. China Life will stride into the new age together with the broad masses of people!

About Us

China Life Insurance Company Limited (the “Company” or “China Life”) is a life insurance company which was registered and incorporated in Beijing, China on June 30, 2003 in accordance with the Company Law of the People’s Republic of China and the Insurance Law of the People’s Republic of China, and was listed in New York, Hong Kong and Shanghai respectively on December 17 and 18, 2003 and on January 9, 2007.

By the end of 2017, China Life had 2.9 trillion yuan worth of total assets, placing it in the first place of Chinese life insurance industry. In 2017, it brought in 511.97 billion yuan of insurance premium income, providing various types of insurance coverage to more than 500 million customers. The Company possessed 20,921 affiliates and service outlets distributed all over the country, hired over 100,000 employees and a sales force of 2.025 million people in various sales channels, and held about 268 million valid long-term life insurance policies, annuity contracts and long-term health insurance policies for individuals and groups. Meanwhile, China Life also provides accident insurance and short-term health insurance policies and services for individuals and groups.

With a time-honored history, solid strength, professionally leading competitive edges and world-famous brand, the Company has won the trust of extensive customers, always occupied the leading position in the domestic life insurance market and been reputed to be the “ballast” of the Chinese insurance industry. As of December 31, 2017, China Life has been listed for 1th consecutive year in the “World’s 500 Most Influential Brands” released by the World Brand Lab, and ranked the 4th place for the second year in the World Brand Lab’s 14th China’s 500 Most Valuable Brands 2017, and was included into the 2017 Forbes Global 2000 List for the 14th consecutive year, ranking 52nd.

Chart: Premium income (RMB100 million)	Chart: Total Assets (RMB trillion)

Chart: Sales persons (in 10,000)		Chart: Number of policies (in 100 million)

Number of customers served		500 million+

Number of affiliates and service outlets distributed all over the country		20921

Since 2013	Claim settlement services (person-time)	43 million
	Claim settlement payment	110 billion (RMB)
	Maturity benefit payment	505.3 billion (RMB)

Focus of Responsibility: China Life Keeping You Company for a Wonderful Life

“Finance shall return to its origin, and cater to and serve economic and social development. Finance shall regard it as its starting point and foothold to serve the real economy, enhance its service efficiency and level in an all-round way, and allocate more financial resources to the key fields and weak links of economic and social development to better meet the diversified financial needs of the people and the real economy.”

— Fifth National Conference on Financial Work

Insurance is an important industry of the modern economy and one of the basic means for risk management. It shoulders natural duties and an inevitable mission for satisfying the needs of the people for a good life. As a leading enterprise of the domestic life insurance industry, China Life persists in the operation guideline of “stressing value, intensifying team building, optimizing structure, stabilizing growth and preventing risks”, adheres to the development direction of focusing on the precautionary function of insurance, deepens reform and innovations, accelerates transformation and upgrading, continuously improves its operation performance, serves urban and rural customers, improves the social security system, and makes due contributions to the all-round construction of a moderately prosperous society.

1.	Serving the national strategy and escorting the real economy

We persisted in serving the national development strategy and provided support in the fields that are closely related to national interests and people’s livelihood, such as the structural reform of supply side, reform of State-owned enterprises, construction of major infrastructure, new urbanization, national regional strategy, national industrial distribution, and improvement of ecology and environment. We provided enterprises with more than 600 billion yuan of direct financing through open market equity and creditor’s investment; invested more than 300 billion yuan of funds in the real economy through project financing; cumulatively invested in nearly 300 projects, creating a number of “firsts” of the insurance industry in serving the real economy and becoming a pacesetter in practicing the guideline of “finance serving the real economy”.

Propel optimized economic and social layout

•  We took part in projects that include CMES and COSCO to boost the “Belt & Road” initiative;

•  We supported the construction of new districts, such as Xiong’an New District, Guangdong-Hong Kong-Macao Greater Bay Area and Pudong New Area in Shanghai;

•  We became a shareholder of Jingneng Power, took part in projects including the creditor financing of Datang Group, and supported Beijing-Tianjin-Hebei coordination.

Promote the structural reform of the supply side

•  We intensified investment in such fields as strategic emerging industries and the reform of State-owned enterprises;

•  The subsidiary Asset Management Company under the control of China Life used insurance funds to direct the debt-to-equity swap project of Shaanxi Coal Group and take part in the debt-to-equity swap project of CSIC to meet the requirements of reform;

•  We invested 21.7 billion yuan in the transformation of China Unicom into mixed ownership in a bid to help reform State-owned enterprises.

Support the construction of infrastructure and foster the new drivers of economic growth

•  We adopted various forms, e.g. establishment of creditor’s right and equity investment plans, to increase investment in the construction of local infrastructure, new urbanization and shanty town reconstruction.

•  We rendered support to the construction of major projects, such as Zhoushan sea-crossing bridge, the national power grid, and the west-east natural gas transmission project.

•  By the end of 2017, over 98 billion yuan had been invested by the Company cumulatively in all types of products with infrastructure as investment target.

2.	Driving development and customer services with innovations

We accelerated the steps of upgrading our “Online China Life”, “Intelligent China Life” and “Digital China Life” and achieved improvement of the main architecture of a new generation, major platform, main functions and major products on the basis of process reengineering. By launching some 200 products, we have enabled customers to enjoy services that are efficient and warm, provided various insurance coverages for more than 500 million customers, and achieved a comprehensive solvency sufficiency of 277.65%.

“Cloud China Life” realizing zero distance between insurance and customers

•  We successfully completed the construction of a nationwide Internet environment, thus turning the advantages of service outlets distributed all over the urban and rural areas into network advantages;

•  We completed the construction of China Life Science & Technology Park and Data Center according to the highest international standard as well as the independent design and construction of China Life Cloud Platform and Big Data Platform to form a safe, stable and efficient China Life IT background.

Build a “new generation” system with customers at the center

•  We built a “new generation” core business processing system that covers the 6 major fields of products, services, sales, operation, risk control and support;

•  We became the first in the domestic financial industry to successfully implement complete cloud architecture to provide users with efficient and convenient services.

Set up a system of mobile, intelligent and affectionate customer services

•  We upgraded the two mobile Internet platforms of “China Life e-Shop” and “China Life e-Bao” to a new generation to make them more capable of link up resources and carry content, equipment the sales and services of the Company with wings of science and technology, provide customers with all-round online services of health, wealth and old-age care;

•  “Fast e-Compensation” made it possible for customers to apply for settlement of claim without going out of home;

•  We provided some 11 million people with claim settlement services within the year, involving over 30 billion yuan of compensation;

•  We provided personalized and intelligent services that meet your desires;

•  We introduced intelligent services, e.g. counter robots and 95519 intelligent voice customer service;

•  We introduced intelligent appointment to provide customers with online booking service;

•  We provided 70 million long-term insurance customers with services like emergency rescue and health consulting.

Figure: A system of intelligent and affectionate customer services

3.	Providing support for people’s livelihood and participating in social management

We persisted in promoting people’s livelihood projects, took part in social management, made lots of solid efforts, and achieved marked results in ensuring medical care, old-age care, support to the disadvantaged, and school education for the general public.

Promote medical treatment for all by implementing the “Healthy China” strategy	• We provided critical illness insurance for urban and rural residents that cover 420 million people, accounting for about 30% of the total population of China.
• We took part in processing basic medical insurance business, which cover more than 93 million participants.
• We developed commercial health insurance so that the number of valid policies of long-term insurance against critical illness reached 64.43 million.
Promote old-age care for all by improving the old-age security system	• By the end of 2017, we undertook annuity insurance business for a total number of customers of 47.25 million people.
• The accidental injury insurance for old people provided nearly 960 billion yuan worth of coverage for nearly 48 million seniors across the country.
• We started the experiment of long-term care insurance that covers 5 million people.
• We launched the equity investment fund of the massive health industry, the largest of its kind in China.
Promote the support for the disadvantaged to help win the fight against poverty

•  Started commercial poverty alleviation insurance to give play to the functions of insurance in poverty alleviation, and provided 2.4 trillion yuan worth of insurance security for 22 million poor people registered in files

• 94.4 million yuan was invested in targeted measures in poverty alleviation

• The China Life Foundation alone cumulatively completed 980 special poverty alleviation projects under the aid of some 2000 officials dispatched to stay in the villages for poverty alleviation.
• We promoted poverty alleviation through public welfare programs. China Life Foundation has so far donated over 320 million yuan.
Promote education for all to serve the preferential development of education	• We provided about 8.8 trillion yuan worth of protection against risks for some 80 million school students.

•  We paid some 39 million yuan to support the children left orphaned by the earthquakes hitting Wenchuan, Yushu and Ludian as well as Zhouqu mudslide; we held “Summer Camp of Love” for 9 consecutive years to provide mental care.

• We carried out nearly 100,000 activities to push “insurance into campus”.
• We provided practice opportunities for over 20,000 university graduates each year.
Figure: An example of benefiting people’s livelihood

4.	Sticking to the baseline of preventing risks and maintaining the stability of the industry

As a company listed in 3different markets, we have always upheld it as the lifeline of the Company to operate in compliance and good faith and prevent and control risks. We strictly followed the regulatory rules, laws and regulations of the places where we are listed, improved our corporate governance, built a 5-level organizational structure and 3 defense lines for risk management, optimized the mechanisms of managing assets and liabilities, kept the debt cost under reasonable control, prevented key risks and implemented special screening and governance in a deep-going manner. In the first supervisory evaluation of risk management capability of the industry and assessment of corporate governance of Chinese insurance corporate organizations, we finished among the best and were praised as a “ballast stone” for the stable development of the industry.

Figure: Strengthening risk prevention and control

Responsibility Management

(I)	Concept of Social Responsibility

Our vision: To be a first-class international life insurance company

Corporate culture and core philosophy: “Fulfill ourselves to benefit others and fulfill others to benefit ourselves.”

Corporate social responsibility conception: “Remain people-oriented, care for life, create value, and serve the society.”

(II)	Identification of Substantive Topics

This report has identified the core topics for the social responsibility of China Life on the basis of the studies of macro State policies, analysis of domestic and foreign standards for social responsibility, the development strategy and plan of the Company, and comparison with industrial standard by giving comprehensive considerations to the two aspects — “degree of attention from stakeholders” and “degree of importance for the development of the Company”.

Identification	• Macro State policies • Development strategy and plan of the Company • Analysis of domestic and foreign standards for social responsibility • Comparison with industrial standard

Sequencing	• Influence on the Company: Importance of strategy and business • Influence on stakeholders: Social trend and degree of importance

Review	• Review by departments • Review by the management of the Company • Review by social responsibility experts

Confirmation	• Confirm the key topics of various fields and compile the report

Figure: Matrix of the Substantive Topics of China Life

(III)	Communications with Stakeholders

Stakeholders	Expectations & Appeals	Mode of Communications

Government and Regulators	• Operate in compliance with laws and regulations • Pay taxes according to laws • Create job opportunities • Serve the national strategy • Prevent risks	• Work report and communications • Documents and special reports on participation in meetings and major activities • Accept supervision

Shareholders	• Create stable returns • Improve corporate governance • Strengthen investor relationship management • Disclose information in a timely, accurate and complete manner	• Shareholders’ meetings • Regular announcements and road shows • Press conferences • Meeting of analysts • Arrange investors and analysts to conduct surveys in the branches and subsidiaries

Stakeholders	Expectations & Appeals	Mode of Communications
Customers	• Good faith and quality services • Satisfactory customer experience • Rich insurance products • Protect legitimate rights and interests

•  Intelligent service processes

•  Survey of customer demand/satisfaction

•  Product presentation meetings

•  Service hotline

•  Handling of customer complaints

•  Characteristic customer activities and value-added services

Employees	• Safeguard basic rights and interests • Assurance for salary and benefits • Occupational health and safety • Career advancement and development • Care for employees

•  Pay wages in full and on time

•  Congress of workers and staff

•  Employees symposiums

•  Employee training

•  Help needy employees

•  President’s letter box

•  Investigate the needs and satisfaction of employees

Partners	• Fair competition • Good faith and mutual benefit	• Daily informal communications • Sign cooperation agreements • Morning sessions and symposiums of Sales persons • Special surveys and lectures • Survey of related parties

Environment	• Climatic changes • Energy saving and emission reduction • Integrated utilization of resources • Green offices	• Publicity about environmental protection • Disclosure of environmental information • Public welfare activities of environmental protection • Green buildings • Electronic process of service flow

Community & Public	• Promote local employment • Take part in public welfare programs • Drive community economy • Targeted Poverty Alleviation • Serve people’s livelihood

•  Community communications and survey

•  Carry out public welfare activities

•  July 8th National Insurance Education and Publicity Day

•  Volunteer services

•  Disaster relief

•  Insurance for poverty alleviation, e-commerce poverty alleviation, donations for medical care

•  Develop health insurance and inclusive insurance

(IV)	Honors

Presented by	Name of Award
Fortune	Ranking 51st on the list of “2017 Top 500 of the World”[1]

World Brand Lab	Ranking 4th on the list of “500 Most Valuable Brands of China”[2]

Forbes	Ranking 52nd on the “2017 Global 2000 List”

Lishi Business Review	Ranking 84th on the list of “2017 Top Global Enterprises in Market Value”

Hong Kong Ta Kun & Wen Wei Media Group, Association of Beijing-Based Listed Companies, Association of Chinese Enterprises in Hong Kong, Hong Kong China Financial Association, Chinese Securities Association of Hong Kong, Hong Kong Institute of Chartered Securities and Hong Kong Securities Institute

“2017 Golden Bauhinia Award for Chinese Securities—Listed Companies with Highest Investment Value”

Chamber of Hong Kong Listed Companies and Corporate Governance and Financial Policy Research Center of Hong Kong Baptist University	“Hong Kong Corporate Governance Excellence Award (Main Board Companies—Hang Seng Index Constituent Companies)”

China Women’s Development Foundation, China Children & Adolescents Foundation, China Social Relief Fund, Tencent Public Welfare Charity Foundation, China Social Work Development Foundation, China Foundation for Poverty Alleviation, China Children’s Charitable Relief Foundation, Overseas Chinese Charity Foundation of China, Heren Charitable Foundation and China Philanthropy Times

“2016 Responsible Brand Award”

21st Century Business Herald	“2016 Top 10 Chinese Life Insurance Companies in Terms of Competitiveness”

Chinese Enterprise Research Center of Tsinghua University and Daily Economic News	Ranking 12th on the “2017 List of Brand Value of Chinese Listed Companies”

[1]	The award was presented to China Life Insurance (Group) Co. Ltd, of which China Life is a core member entity.
[2]	The award was presented to China Life Insurance (Group) Co. Ltd, of which China Life is a core member entity.

Presented by	Name of Award
National Copyright Administration	“National Copyright Model Unit (Software Legalization)”

Financial Times	“2016 Financial Brand of Excellent Value”

Financial Times	“Golden Dragon for 2017 Best Life Insurance Company”

China Business News	“2017 Brand of Influence”

Shanghai Securities News	“2017 Excellence Award for Annual Insurance Coverage Brand in Golden Wealth Management”

National Business Daily	“2017 Chinese Insurance Billboard—Excellent Company in Public Relations and Brand Building”

Securities Times	“2017Ark Award for Most Trustworthy Insurance Company”

China Institute of Actuarial Science and School of Insurance of Central University of Finance and Economics; China Insurance News	“2017 Top 10 Insurance Companies of Competitive Force in Chinese Market”

21st Century Business Herald	“2017 Best Life Insurance Company of Asia”

China Association of Quality Promotion	“2016 Award for Outstanding Contributions in Good Faith Services”

All-China Women’s Federation	“2015-2016 Award of Charity for Chinese Women and Children”

National Business Daily	“2017 Insurance Company with Best CSR Performance”

China WTO Tribune	“Golden Bee Award—Leadership Enterprise”

Presented by	Name of Award

I.	Economic Growth for Promotion of Common Prosperity

Our opportunities and challenges

•	As the insurance industry returns to its origin of assurance, we need to reinforce our primary business and strike a balance between the development of the industry and protection against risks;

•	Seek new opportunities in promoting major national strategy, economic and social transformation, change in the production and life styles of the people,

Our strategies and actions

•	Adhere to the business guideline of “stressing value, strengthening ranks, optimizing structure, stabilizing growth and preventing risks”, and serve national strategies

•	Strictly observe the regulatory provisions and listing rules of the places where the Company is listed to promote governance and increase transparency;

•	Adhere to morality-based operations and make innovations in building a risk early warning management system and an intelligent risk control system;

•	Serve the real economy, support the structural reform of the supply side, implement the “Belt & Road “strategy and boost the development of the key regions and industries of the nation;

•	Focus on building the comprehensive business processing system of a new generation, strengthen the application of big data and upgrade mobile Internet platform.

(I)	Creating Sustained Value

“In future, we will further intensify investment in the emerging industries and infrastructure, strengthen our investment capability, seek stable and reasonable returns, actively serve the real economy by closely revolving around the ‘Belt & Road’ initiative, Beijing-Tianjin-Hebei coordinated development, the construction of the Changjiang River Economic Belt, other major regional strategies and the supply-side reform.”

— President Lin Dairen of China Life Insurance Company Limited

Standing at the height of national economic and social development, China Life implements the general strategy of innovation-driven development, enhances its own value in serving customers, strengthens its momentum in reform and innovations, develops continuously in transformation and upgrading, strengthens itself in the prevention and control of risks, gives play to the functions of the insurance industry in the protection against risks and fund financing, serves the real economy, and enables the development outcomes of the insurance industry to benefit more people.

1.	Enhancing Comprehensive Strength

We remain value-oriented, follow the strategy of innovation-driven development as guide, maintain strategic composure and tactical flexibility, thus leading to overall safety and steadiness in operation, rapid increase of operation benefits, continued stability of the leading market position, further optimization of structure and ongoing reinforcement of comprehensive strength. By the end of 2017, we had 2.9 trillion yuan worth of total assets and over 2.7 trillion yuan in the scale of investment assets, ranking the first in the domestic life insurance industry. In 2017, we brought 511.97 billion yuan of premium income and ranked comfortably No. 1 among the listed life insurance companies of the world in terms of market value. In the 500 Chinese Brands of Highest Value, our brand value reached RMB 287.156 billion yuan.

Figure: Premium Income (in 100 million yuan)	Figure: Total Assets (in trillion yuan)
Figure: Invested Assets (in trillion yuan)
Figure: Continuous optimization of business structure (in 100 million yuan)

Figure: Net Profits Attributable to Parent Company shareholders (in 100 million yuan)	Figure: Earnings Per Share (yuan)

2.	Assisting the Real Economy

We provided enterprises with over 600 billion yuan of direct financing though open market equity and creditor’s investment; invested more than 300 billion yuan of funds in the real economy through project financing; cumulatively invested in nearly 300 projects, creating a number of “firsts” of the industry in serving the real economy and becoming a pacesetter in practicing the guideline of “finance serving the real economy”.

Table: Layout of China Life in Serving the Real Economy

1 core	Actively serves the real economy by closely following the national strategy
6 modes

•  Creditor’s investment plan;

•  Equity investment plan;

•  Project asset supporting plan;

•  Collective fund trust plan;

•  Equity investment fund;

•  Direct equity investment.

These modes are used to provide financing for the real economy.

8 themes

•  Serves the structural reform of the supply side, with focus on participating in the “deleverage”;

•  Serves the reform of State-owned enterprises and takes part in the reform for mixed ownerships;

•  Serves the construction of major infrastructure and fosters new drivers of growth;

•  Serves the new urbanization and contributes to the enhancement of comprehensive urban bearing capacity and coordinated urban-rural development;

•  Serves the regional strategies of the country and boosts optimized economic and social layout;

•  Serves the industrial distribution of the country and boosts economic transformation and upgrading;

•  Serves the innovations in PPP financing to strengthen government financing capability;

•  Serves the improvement of ecological and environmental protection and practices green finance.

Table: Fields Where China Life Serves the Real Economy

Medical health	Made strategic investment in Shanghai Lianying Medical Technology Co., Ltd.
Green development	Took part in the investment in BEWG China Life Water Fund.
Power supply	Invested in Beijing Jingneng Power Co., Ltd. (Jingneng Power) (by exclusively subscribing to 3 billion yuan worth of its shares).
Energy industry	Purchased the shares of SINOPEC Sichuan-East Natural Gas Pipeline Co., Ltd.
Communication industry	Invested in the shares of China United Network Communications Limited (China Unicom).
Infrastructure	Took part in the investment in Beijing China Life Zhongjiao Urban Development Investment Fund.
Beijing-Tianjin-Hebei Coordination	Invested in China Life Tianjin Binhai New District Urban Development Industrial Trust Plan.

Case: Cooperating with BEWG in environmental control

Beijing-Tianjin-Hebei area is faced with deficient water resources and water pollution. To respond to the national call for green finance and execute the strategy for Beijing-Tianjin-Hebei coordinated development, China Life teamed up with BEWG in setting up China Life BEWG Water Fund, making a major breakthrough in the new mode of PPP investment of integrated industry and finance and contributing to enhanced control over regional water ecological environment and urban water ecology. By the end of 2017, the fund had included and stored 6 PPP projects for water environment improvement that are distributed in Beijing-Tianjin-Hebei area and the Changjiang River Delta.

Case: Creditor’s investment assisting enterprises in their transformation and upgrading

To answer the national strategy that calls for insurance funds to support the structural reform of the supply side and shift from virtual to real economy, China Life provided China Aluminum Industry Co., Ltd. with a 6-year creditor’s investment of 10 billion yuan, which will be used to support the company and its subordinate power plants in carrying out supply-side reform projects and resource projects as well as other complementary projects, improving their debt duration structure and assisting their transformation and upgrading.

Case: Bona fide investment assisting enterprises in “deleveraging”

Beijing Jingneng Power Co., Ltd. is a leading power supplier for the “circum-capital economic circle” composed of Beijing, Tianjin and Hebei. In the capacity of a “bona fide financial investor”, China Life invested 3 billion yuan in the shares of the company. The friendly handshake of the two sides reshaped the market understanding of the insurance industry, lowered its asset-liability ratio, helped it to “deleverage”, and assisted the nation in its construction of the energy supply to “Xiong’an New District”.

3.	Building a Technology-Enabled China Life

It is fundamental for our efforts at building a time-honored entity to both uphold the essence of insurance and seek innovations and changes. Quickening its steps of building “technology-enabled China Life” under the goal of “customers as center, Internet and AI as characteristics, rapid response, security and reliability”, the Company has basically constructed a comprehensive business processing system of a new generation that is a strong push on the transformation and upgrading of its operations and management. Furthermore, it built an advanced business architecture, reshaped the business process, achieved the end-to-end flow and scenario design of process; independently designed and built fully open cloud architecture to put everything in the cloud, including resources, applications and services; completed the layout of the Internet and realized online services, sales, office work and management so that the salespersons based in China Life e Shop and China Life e Bao are becoming mobile million yuan worth of sales centers and service centers, with 95% of its policy services supporting customers’ online operation. The Company is promoting the shift toward intelligent intensive operations featuring the innovative mode of intensive headquarters management and sharing of branch operations and creating the tools that support digitalized sales and the change of sales mode. It has erected 5 platforms to launch intelligent services, including intelligent voice platform, face recognition platform and in-depth learning platform.

Case: Full-Scale Interconnection

Under the Internet layout of “large external net, small internal net”, China Life has built an Internet environment of the largest scale and widest coverage within the industry, which enables customers, sales service people and employees to log onto the platforms with a wide range of terminal devices, e.g. mobile phone, PAD and computer, to enjoy the informatized services of the Company whenever and wherever possible.

Data Expressway	Internet is leveraged to link up 25,000 service outlets throughout the country with the data center directly to form an information expressway that runs from the Company to the fields.
Mobile Payment	The Company has achieved the delivery of all its innovative applications and traditional services via mobile interconnection by using frontend platform products such as Cloud Desktop, Cloud Assistant, China Life e Shop and China Life e Bao.
Secure & Reliable	Address the contradiction between security and efficiency with reverse thinking.

(II)	Optimizing Corporate Governance

“As an important pillar of the modern financial industry and a market-oriented risk management means, the insurance industry should solidly build up and implement the development guideline of innovation, coordination, greening, opening and sharing, firmly grasp the rare development opportunity, accelerate the development of modern insurance services, and work hard to reach the grand objective of shifting from a large country of insurance to a powerful country of insurance to better serve national economic and social development.”

— Chairman Yang Mingsheng of China Life Insurance Company Limited

Vigorous and stable finance is essential for a vigorous and stable economy. China Life implements the “1+4” serial documents of CIRC3, resolutely sticks to the baseline of allowing no systematic risks, serves the real economy, and safeguards the financial safety of the nation. As a company listed in the three places of New York, Hong Kong and Shanghai, China Life regards it as a core objective to build a corporate governance system that features a rational structure, sound mechanism, tight-knit systems and efficient operations, continuously propels corporate governance, strictly fulfills the obligation of information disclosure, never stops at enhancing corporate transparency, and actively serves the large number of investors, thereby forming a corporate governance system with unique characteristics.

1.	Optimizing Governance Mechanism

We strictly observed the regulatory provisions and listing rules of the places where the Company is listed and took effective measures to improve the operation efficiency of the board of directors, strengthened the communications and exchanges with investors, standardized and improved the system and process of information disclosure, and enhanced the operation transparency of the Company. We made sure that the investors, especially the small and medium investors, are entitled to the information of the Company on an equal footing and that the shareholders’ meeting, the board of directors and the board of supervisors operate in strict compliance with relevant rules of procedure. In 2017, China Life was rated as “Quality Company” in the onsite evaluation of corporate governance by CIRC and won the “2017 Hong Kong Corporate Governance Excellence Award (Main Board Companies—Hang Seng Index Constituent Companies) in the selection held jointly by The Chamber of Hong Kong Listed Companies and Corporate Governance and Financial Policy Research Center of Hong Kong Baptist University. In 2017, the board of directors held 6 regular meetings and 6 interim meetings; the board of supervisors held 5 regular meetings.

(Note: The notices on the resolutions adopted at the above meetings were carried in China Securities Journal, Shanghai Securities News, Securities Times and posted at the website of SSE, HKEX News website of Hong Kong Exchanges & Clearing Limited and the website of the Company.)

Figure: Governance Structure of China Life

[3]	“1+4”serial documents: “Guiding Opinions of CIRC on Further Strengthening Insurance Supervision to Maintain the Stable and Healthy Development of the Insurance Industry”, “Guiding Opinions of CIRC on the Support Given by the Industry to the Development of Real Economy”, “Notice of CIRC on Shoring Up Supervision Weaknesses and Building a Strict and Effective Insurance Supervision System”, “Notice of CIRC on Further Strengthening the Risk Prevention and Control of the Insurance Industry” and “Notice of CIRC on Intensifying Insurance Supervision, Cracking Down on Acts Violating Laws and Regulations and Regulating Market Chaos”.

2.	Maintaining Investor Relations

With “starting from investors and serving investors” as our foothold, we communicated and exchanged with investors through multiple channels. We standardize investor relation activities, improve our corporate governance level, maintain the corporate image of good faith, fairness and transparency and maximize shareholders interests in strict compliance with regulatory requirements and the Administrative Rules on Investor Relations of the Company.

The Company actively enhanced its continuous exchanges with the target audience of the capital market. In 2017, the Company successfully implemented release of performance and non-deal road show. A total of 938 analysts and investors attended the annual, semi-annual and quarterly results release meeting. We held 59 non-deal road shows, visited 133 important shareholders and potential institutional investors, and attended 29 meetings of domestic and overseas securities traders to expand the opportunities for face-to-face exchanges with investors, plus 140 meetings with about 1200 visiting investors/analysts.

Build easy and efficient mobile platform to innovate channels and forms of exchanges. In 2017, we launched our official WeChat public account for investor relations, enabling investors and other related parties to obtain the latest news with their mobile phones and attend teleconference and online road shows. So far, the public account has drawn the attention of more than 1600 people. The play-back of the live broadcasting of the results release meeting attracted 4551 viewers; and the 4 presentation articles on H5 pages drew 7396 clicks.

China Life won the “2017 Golden Bauhinia Award for Chinese Securities — Listed Companies with Highest Investment Value” from Hong Kong Ta Kun & Wen Wei Media Group and was nominated by IR Magazine, an authoritative international journal on investor relations, for the “Multimedia Application Award for Best Model of Investor Relations”. China Life and its management respectively won the “Award for Outstanding Shareholder Returns” and “Award for Outstanding Management Team” in the “2017 Value Selection of Listed Companies” held by JRJ; the “Award for the Champion of the Industry” in the selection of the best listed companies of A Shares held by CEINET and the journal Value Line; the “Award for Star of Investor Relations” in the 2017 selection of Golden Honesty Award for the Chinese capital market held by the Economic Observer thanks to its high-quality information disclosure and IR services in the year.

In 2017, we strengthened the information disclosure system and implemented regulatory system compliance as a bottom-line to ensure the timely, fair, factual, accurate and complete disclosure of information; boosted information disclosure quality enhancement by using graphs, pictures and other forms to make the regular reports more readable; enriched the content disclosed to ensure that investors can have timely and accurate access to the relevant information that influences their decisions; regularly organizes the training in information disclosure, studied and publicized new domestic and overseas listing rules; and strictly implemented the registration of those in possession of inside information to protect the legitimate rights and interests of investors. China Life received the highest grade of A in the evaluation of information disclosure by Shanghai Stock Exchange in 2017.

(III)	Persisting in Morality-Based Operations

“The CPC Central Committee and the State Council have always paid high attention to the prevention and control of financial risks. General Secretary Xi Jinping emphasized the need to place the prevention and control of financial risks in a more important position, intensify overall planning and coordination, promptly shore up supervision weaknesses, resolutely regulate market chaos, and enhance the quality and level of financial services for the real economy.”

—“Notice of CIRC on Further Strengthening Insurance Supervision to Maintain the Stable and Healthy Development of the Insurance Industry”

China Life operates in compliance with laws and regulations, and adheres to the business guideline of “stressing value, strengthening ranks, optimizing structure, stabilizing growth and preventing risks”. It improves its internal control management system, stresses honesty and good faith, stays always alert to various problems, and takes comprehensive measures in dealing with misleading sales, difficulties in claim settlement and other market chaos. It firmly holds onto the baseline of risk prevention, consciously safeguards the financial security of the country, promotes normalized and institutionalized learning and education, continuously implements the Party style and clean governance, pushes the whole company forward in the development toward comprehensive and strict Party running.

1.	Operating in Compliance with Laws and Regulations

We adhered to the core requirements of “preventing legal risks, promoting compliance in operations, and supporting business development”. In 2017, we implemented the requirements of CIRC, made all-round revision to the Compliance Management Measures that function as a programmatic document for compliance, explored the establishment of a compliance management framework composed of 3 defense lines. We closely monitored and evaluated relevant laws and regulations to provide support for our compliance in operations and management. We carried out multi-level and multi-dimensional compliance publicity and training to help all insurance practitioners of the Company consolidate the idea of operating in compliance with laws and regulations.

We implemented the innovation-driven development strategy to protect our intellectual property (IP) achievements and steered the IP protection and management of the Company IP toward the direction of professional, scientific and standardized development. In accordance with 4 relevant laws, including the Trademark Law of the People’s Republic of China, we formulated the Intellectual Property Management Measures of China Life Insurance Limited to place all types of IP achievements of the Company under unified management and division of responsibilities. By the end of 2017, no IP-involving case occurred.

Table: Measures Taken by China Life in 2017 to Fulfill Its IP Responsibility

IP applications	• Submitted eligible IP achievements to the related authorities to apply for ownership • Succeeded in applying for the copyright of some 100 computer software works over the years

Fostered the awareness for IP protection	• Irregularly held specialized IP training of different focuses

Improved the IP system of the Company

•  Explored the mechanisms for the protection and management of the own brands of the Company

•  Promoted the innovative researches on the application for invention patents of important business software system

Strengthened the IP management of the entire sector	• Analyzed and pointed out IP-related legal issues; set out clear work requirements • Guided the organizations at all levels in responding to various IP disputes

2.	Fighting Corruption and Advocating Honesty

Reflecting our emphasis on the anti-corruption efforts, we formulated a number of policies and regulations under the Party regulations and relevant State laws, including the “Plan for Implementing the Eight-Point Guideline of the CPC Central Committee”, “Management Measures for Domestic Official Reception” and “Detailed Rules on Remunerations and Business Expenditure of Enterprise Principals”, set up the honesty files of leading cadres, stepped up the education in honesty, conducted supervision and inspection by focusing on the “4 undesirable work styles” and problems that violate the 8-point guideline of the CPC Central

Committee, and resolutely investigated and punished corruption and acts of violating the probity discipline of the Party to stay always alert against corruption. In 2017, the Supervisory Department of the headquarters held 3 anti-corruption training sessions that involved the participation of 579 people.

Table: Measures Taken by China Life in 2017 for Supervision, Discipline Enforcement and Accountability

Intensified inspection tours

With the goal of completing inspection tours of all subordinate organizations in 5 years of time, we kept our eyes on the leading bodies and main leaders to supervise their fulfillment of duties and inspect the results in enforcing the discipline and regulations of both the Party and the Company.

Carried out honesty inspection	Resolutely punished the acts of violating regulations and discipline by focusing on the “4 undesirable working styles” and violations of the 8-point guideline of the CPC Central Committee.

Pursued responsibilities

Investigated the direct and indirect responsibilities on a case-by-case basis according to the rules and regulations to hold accountable those who fail to fulfill their responsibilities as per the accountability regulations.

3.	Intensifying Risk Management

In 2017, financial risks were raised to the height of national security and the financial industry implemented an all-round upgrading of supervision. We continuously promoted the full-scale improvement of our risk management system and focused on the risks drawing the attention of regulators by leveraging the implementation of “China Risk Oriented Solvency System” (C-ROSS) and external inspections and corrections to carry out comprehensive rectifications and enhance the ability to prevent and control systematic risks.

Building a risk early warning management system. By using big data and models, we raised the risk management awareness and early warning level to turn passive response to active initiatives and post-event analysis into pre-event risk prediction, and promptly guided the branches in taking targeted corrective measures before risk supervision rating and punishment.

Table: Three Defense Lines of China Life for Risk Management

1st Defense Line	Companies at all levels and all functional departments	Identify, assess, respond to, monitor and report risks at the front end of business

2nd Defense Line	Board of Directors, Risk Management Committee, risk management departments	Coordinate the formulation of risk system, standard and quota; recommend countermeasures

3rd Defense Line	Board of Directors, Audit Committee, internal audit and supervision departments	Supervise the established risk management process, control procedures and activities

Table: Intelligent Risk Control System of China Life

Underwriting

•  Whole-process paperless precise identification of insurance buying customers through the use of optical character recognition (OCR) to obtain customer information and compare faces for identification.

•  Invoked the pre-check rules for the contract (group insurance) platform of a new generation to move risk control forward

•  Launched the combat against money-laundering, with the business system verifying customer information for blacklist

Preservation

•  Before event: Ensure the front-end truthfulness of customer acceptance through short message verification and face identification

•  During event: Control the truthfulness risks during business processing through the use of new technology, e.g. taking the head picture of customers

•  After event: Standardize grassroots operation behavior through after-event operation supervision and examination

Claim settlement	• Embedded risk control factors and verification rules into the claim settlement platform to realize intelligent risk identification.

Precise prevention of insurance fraud. We formulated the “Interim Measures of China Life Insurance Company Limited for Management of the Fight against Insurance Fraud” and the “Interim Measures of China Life Insurance Company Limited for Rewarding the Fight against Insurance Fraud” in strict compliance with the Insurance Law of the People’s Republic of China and other relevant laws and regulations to prevent and defuse insurance fraud and safeguard the legitimate rights and interests of customers.

High attention paid to the fight against money laundering and tax evasion. We formulated the “Management Measures of China Life Insurance Company Limited for Fighting Money Laundering” and other internal control management rules against money laundering in strict compliance with 5 laws and regulations, including the Anti-Money Laundering (AML) Law of the People’s Republic of China and the Regulations on the Fight against Money Laundering by Financial Institutions. We identified and evaluated money-laundering risks, implemented classified management of customers, and used a new-generation AML system and other technical means to record our performance of duties involving AML. We strictly abided by the provisions of the “Management Measures for Due Diligence of the Tax-Involving Information of Non-resident Financial Accounts” and developed a series of supporting documents, including the “Work Guiding Opinions to Be Followed by CRS” and “Guide to Completion of Customer Statement Documents”. In practice, we implemented the “Management Measures for Due Diligence of the Tax-Involving Information of Non-resident Financial Accounts”, and developed the guidelines on the due diligence of the tax-involving information of newly opened accounts. The due diligence process was implemented starting from July 1, 2017 as required by the regulators.

Table: Anti-Money Laundering Initiatives of China Life

AML publicity and training

•  Held 2 special training classes and 3 video training sessions in AML

•  Provided knowledge and skill training for some 70 senior executives manning anti-money laundering posts and some 500 people of other lines

•  Trained and examined the employees in “China Life e-Learning”

Popularization of knowledge about AML	• Held a publicity month activity for “Order No. 3” of the People’s Bank of China • Distributed some 400,000 publicity materials

II.	Customer Services for Sharing Intelligence

Our opportunities and challenges

•	Satisfy customers’ appeals of high emotions and diversified needs;

•	Protect the legitimate rights and interests of customers by giving advices about insurance consumption risks

Our strategies and actions

•	Service guideline: Good faith, and customer foremost

•	Offer products with a variety of coverages, including survival, endowment, diseases and medical treatment;

•	Optimize the whole-process services for customers, including underwriting, preservation and claim settlement;

•	Leverage technologies such as Internet, AI and big data to promote the upgrading of services;

•	Enrich the lines of protection-oriented products and make innovations in product development;

•	Strengthen complaint management through the professional and efficient 95519 customer service hotline to protect the rights and interests of consumers.

(I)	Promoting the Upgrading of Services

“Better supply of products and services; Basic satisfaction of multi-level and personalized insurance needs; great improvement of the quality of insurance services; In-depth fusion between technology and insurance. These are conducive to the preliminary formation of innovation system and mechanism, and the more efficient allocation of innovation elements.”

— Outline of the 13th Five-Year Plan for the Development of the Chinese Insurance Industry

China Life always upholds the service guideline of “good faith, customers foremost” and provides basic policy services by relying on a service network that covers the urban and rural areas of the whole country. Meanwhile, it continuously follows customer needs, improves the service management system and optimizes whole-process services to provide affectionate and warm services and create value constantly for customers on the basis of an adequate analysis of customer needs, data survey and the needs of customer segments. It provided various insurance coverages for more than 500 million customers, and achieved a comprehensive solvency sufficiency of 277.65%.

The Company remains customer-oriented, focuses on customer appeals and promotes service experience and comparison with standards. Meanwhile, it has developed the service experience management system to enhance the effect of service management, explored intelligent counter services, improved underwriting efficiency, made innovations in claim settlement modes, and unblocked service nodes for better service quality.

Table: Measures Taken by China Life in 2017 to Improve Its Service Management System

Standardization of service process	• Conduct comparison of standards for all members, whole processes and entire business services

Personalization of service experience	• Detail needs and customize experience items

Intelligent window services	• Innovatively promote intelligent counters and services

Deep-going satisfaction survey	• The surveys cover all major service contacts for in-depth tracking

Table: Measures Taken by China Life in 2017 to Optimize Whole-Process Services

	Service Objectives	Service Measures
Underwriting	Efficient and professional

•  Invoked whole-process paperless mode for taking out insurance;

•  Used optical character recognition (OCR) for precise recognition of customers and accurate obtaining of information;

•  Recorded customer identity information for unified storage.

Preservation	Simple and convenient

•  Highly integrated online/offline preservation services to achieve multi-channel and multi-point acceptance;

•  Upgraded 2 online service functions of preservation, including policy loans;

•  Relaxed and optimized business rules; expanded the scope of business for online processing;

•  Introduced the rules for intelligent identification and examination of risks to increase the passing rate of automatic examination of the system.

Claim settlement	Leading in the industry

•  Introduced cross-provincial claim settlement services;

•  Promoted the claim settlement acceptance by Sales persons, mobile claim settlement and intelligent claim settlement services;

•  Promoted “one-stop” payment service for claim settlement to simplify formalities;

•  No need to submit paper information for online acceptance of application for an amount of less than 10000 yuan of lower risks.

(II)	Optimizing Customer Experience

“With the needs of the public for insurance services and the business management needs of the insurance industry as guide, build an innovative and intelligent integrated insurance service platform and a basic insurance operation platform under the principle of company-based, market-oriented and specialized operations to enhance the capability of the Chinese insurance industry for services, innovations and management.”

— Outline of the 13th Five-Year Plan for the Development of the Chinese Insurance Industry

China Life pays close attention to customer experience, increases the investment in the resources for “retaining customers through services”, builds an integrated online/offline intelligent service platform, makes innovations in insurance products, continuously carries out value-added service activities, provides intelligent life services, creates convenient services, and makes available to customers experience of one-stop affectionate and interactive services.

1.	Enhancing Service Capability

We valued the needs of customers for intelligent and convenient services in the age of mobile interconnection, and used the Internet and AI technology to raise the level of intelligent services, broadened service channels and created intelligent counters. We enhanced the capability of front-end business, strengthened the close collaboration between mid-end and back-end technology and business, and supported whole-channel access to remote intelligent service operation. After the intelligent voice navigation and intelligent customer service went live, customer satisfaction had gone up continuously.

Table: Measures Taken by China Life in 2017 to Enhance Service Capability

Service Channels
Outlets	• Increased the building of rural market outlets; • Increased the members of marketing teams.
APP

•  China Life e-Shop: Convenient services such as purchase of insurance, claim settlement, loans and inquiry;

•  China Life e-Bao: policy management, voluntary callback, fortune, health, endowment information, robots of intelligent customer service, self-service inquiry.

WeChat	• Self-service preservation, voluntary callback, robots of intelligent customer services • Application for claim settlement, information uploading, progress inquiry
Counter

•  China Life e-Counter: Cloud appointment, e-Counter, e-Counter Sales, e-Fast Printing and other intelligent counter services;

•  Intelligent counter: Created the “intelligent experience shop” of China Life.

Telephone	• Inquiry, consulting, appointment, loss report, complaint, callback, notification.

Intelligent Applications
Counter services

•  Creation of an intelligent counter of “intelligent connection, intelligent operation and intelligent sharing”, which provides appointment service, makes onsite observation services, diverts services through multiple channels, and offers comprehensive counter services;

•  Introduction of intelligent counter robot services that apply 6 types of intelligent technologies: voice recognition, semantic comprehension, big data, face identification, optical character recognition (OCR) and knowledge base.

Window services

•  All-media customer contact center platform of whole-channel access, intelligent routing, centralized management and cloud arrangement of seat resources;

•  Graded response to service needs, intelligent voice navigation, utilization of intelligent self-help services for diversion of the pressure on manual services;

•  Application of intelligent work orders and scheduling for efficient management of work orders and operations;

•  Promotion of intelligent customer services that are fast, efficient and consistent.

Insurance verification & claim settlement

•  Whole-process intelligent platform of a new generation for insurance verification and claim settlement;

•  The task scheduling platform realized nationwide unified intelligent scheduling of tasks to provide technical support for the mode of “Farsighted Operation”.

Application of Big Data

•  Product platform of a new generation for centralized management and fast release of insurance types;

•  The contract platform of a new generation has greatly enhanced its capability for mass data processing.

•  The Pyramid big data platform is under rapid construction and has witnessed a substantial increase of data and labels, with the data volume reaching 134TB and the total number of indicators reaching 1998.

•  “The Jinshan Dolphin Customer Resources Management Platform has intensified the management of customer information to analyze and tap data value and calculate any gap in the support for customers”

Figure: China Life won the “2016-2017 Award for Best Customer Contact Center of China” jointly issued by the Customer Relations Management Specialized Committee of China Federation of IT Promotion and the Customer Contact Center Standard (CCCS) Committee

2.	Promoting Product Innovations

We satisfied the diversified needs of customers, intensified product R&D and enriched the lines of protection-oriented products. We provided product support for continuous promotion of the development of installed payment business, upgraded and transformed the existing products in order to adapt to the new regulatory rules, supported the innovations in the sales channels by designing and developing long-term insurance products of e-commerce channels, and stepped up the upgrading and development of poverty alleviation insurance products, medical insurance products, bank assurance products. In 2017, we developed or made compliance modifications to 130 new products.

Table: Diversified Products of China Life in 2017

Poverty Alleviation Insurance
Poverty alleviation insurance products	• “Poverty alleviation” insurance • Insurance for rural poor families and orphans • Petty insurance • Plateau insurance
Medical Health
Disease treatment products	• “Kangning Fixed Term” (Optimal version) insurance portfolio plan • “Jixiang Care” insurance portfolio plan • “Furui Ankang” insurance portfolio plan
Medicare account-related products	• “Medicare Account” serial products
Multiple Age Brackets
Children insurance products	• “Children China Life Happiness (Supremacy Version)”insurance portfolio plan • “Kangning Children” insurance portfolio plan

Endowment annuity insurance products	• “Sheng Shi Yan Nian”

Lifetime insurance	• “Sheng Shi Chuan Jia” • “Xin Yue Yi Sheng”
Multiple Channels
Products of telemarketing channels	• “Hong Kang Jia Bao”(Version A) /(Version B) • “Xin Fu E Sheng” • “Fu Man Jin Sheng”(Common type/melon-cutting type)

Products of online marketing channels	• “Ru E Bei Bei” insurance portfolio plan • “Kang Ai E Sheng” • “E Shu Tie” insurance portfolio plan • “Ru E Kang Yue”(Version A)/(Version B) /(Version C) • “Ru E Bao”

Bank assurance products	• “Xin Xi Bao Annuity” insurance portfolio plan • “Xin Fu Wen Ying Annuity”

3.	Enriching Value-Added Services

We made adequate investigations into the characteristics of the needs of the customer segments and, on the basis of providing basic insurance services, applied advanced IT means to continuously develop and enrich a series of value-added services to meet the differentiated needs of customers.

Table: Value-Added Services of China Life

Theme customer festivals	• Customer appreciation activities held on June 16 each year with various themes

Characteristic customer activities	• Activities such as “Little Painters of China Life” and “Run 700” were held in multiple fields including children, education, parent-child, health and sports.

Case: Customer Festival under the Theme “Hand in Hand with China Life·Intelligent Life”

On June 16, 2017, the 11th Customer Festival of China Life opened in Beijing to hold a series of activities under the theme “Hand in Hand with China Life·Intelligent Life”. China Life exhibited its latest achievements in the fields of AI and mobile Internet application to reveal the content of intelligent life in the three fields of “Car Life”, “Human Life” and “Financial Life” to all sectors of the society.

New release of counter intelligent robot. Board Chairman Yang Mingsheng of China Life personally experienced the counter intelligent robot, which was released by President Lin Dairen. The intelligent service robot applies 6 intelligent technologies, including voice recognition, semantic comprehensive, big data, face recognition, OCR and knowledge base, to meet the 6 business scenarios of “listening, speaking, checking, moving, selling and printing”.

Figure: Scene of Releasing the Counter Intelligent Robot

Content of activities: • Issued letter of appointment to the first batch of “Experiencers of Intelligent Life Services”; • Exhibited 26 achievements of technological innovations.

Figure: Customer Festival of China Life

Case: Hand in hand with SOS to provide medical services

China Life has partnered up with the International SOS Rescue Center to provide customers with medical services, including response to their questions and expectations for provision of all-round medical solutions. On the afternoon of October 2, 2017, the shooting incident that occurred near Mandalay Bay Resort and Casino in Las Vegas, the United States caused a death toll of at least 58 and wounded more than 500. China Life reacted without any delay by activating its emergency plan for major disaster and cooperated with the International SOS Center to provide all the Chinese nationals involved with 7×24-hour rescue services.

Table: China Life in Cooperation with the International SOS Rescue Center

Fields of Cooperation	• Global medical assistance • International travel assistance
Results of Cooperation	• 455 cases of international medical assistance • 222 cases of domestic medical assistance • 10279 cases of health consulting services • 1683cases of VIP services

Figure: Awarding ceremony for “Little Painters of China Life”. In 2017, China Life continued its attention to the growth of children, erected a platform for them to help enlighten their mind and fulfill their dreams and held the 7th national children’s painting activity entitled “Little Painters of China Life”, which benefitted more than 3.5 million families.

“Thank China Life for giving the children an opportunity to exhibit their personal talents and natural gift for painting. This will become their lifetime fortune.”

— Parent of a participating kid

(III)	Protecting Consumers’ Rights

“Consumer satisfaction has been improved generally. The outstanding problems, such as difficulty in claim settlement and sales misleading, have been addressed effectively. Consumer complaint rate has fallen drastically. A diversified mechanism of resolving insurance disputes has become perfected basically, leading to effective protection of the legitimate rights and interests of consumers. The means of insurance services have been enriched; service efficiency and quality have improved further; and the industry has won extensive acceptance in the whole society. ”

— Outline of the 13th Five-Year Plan for the Development of the Chinese Insurance Industry

China Life highly values the protection of consumers’ rights and the security of their information, respects their right to know, reminds them of the need to stay away from risks, and continuously strengthens the management of customer complaints as part of the protection thereof.

Table: Measures Taken by China Life in 2017 to Protect Consumers’ Rights

Management of customer information

•  Achieved nationwide unique customer identification;

•  Completed the unified AV data foundation for customers and families to ensure the security of customer information;

•  Set up the closed loop for management and enhancement of customer information quality.

Risk Prompts	• Descriptions about melon-cutting and universal insurance are made on the cover of a product manual.
Management of Complaints

•  Continuously implemented the “Management Measures for Customer Complaints(As amended in 2016)”

•  Improved the relevant rules and regulations to further perfect the work mechanisms

•  Increased the attention paid to the protection of the rights of insurance consumers and strengthened the management of complaints.

Survey of Customer Satisfaction	• The content covered all major service contacts. • Tracked the dissatisfactions found in customer survey and took measures for improvement thereof.

China Life Insurance Company Limited

China Life Sheng Shi Zhen Pin Annuity Insurance(Dividend-Participated)

Product Manual

Statement:

This product manual aims to help the policy holder know about the main characteristics of the product and demonstrate the future benefits of the policy. The information contained herein is for customer’s reference only and shall be subject to the terms and conditions of the product.

The product is dividend-participated insurance. But the dividend distribution is uncertain and the dividend level is not guaranteed. In certain years, the dividend may be zero.

Figure: Risk prompt is printed on the cover of the product manual

III.	Social Harmony and Common Home

Our opportunities and challenges

•   Promote ecological sustainability through energy saving and emission reduction;

•   Implement the strategy of healthy China and serve people’s livelihood with insurance;

•   Assist the fight against poverty and sustained targeted poverty alleviation;

•   Carry out public welfare and charity activities to repay the society.

Our strategies and actions

•   Reduce energy consumption and carbon emission through e-office and the use of new technologies;

•   Make continuous donations for public welfare to alleviate poverty through insurance, industry and e-commerce;

•   Actively develop health insurance, endowment insurance and inclusive insurance;

•   Actively take part in all types of public welfare activities and care for earthquake orphans.

(I)	Practicing Ecological Civilization

“ We must adhere to the guideline of giving priority to economy, environmental protection and natural recovery, and form the spatial pattern, industrial structure, production mode and lifestyle that help to save resources and protect the environment so as to restore the tranquility, harmony and beauty of nature.”

— Report delivered by General Secretary Xi Jinping to the 19th CPC National Congress

on behalf of the 18th CPC Central Committee

Ecology and environment concern the future of the nation and the well-being of the people. Considering the characteristics of its own energy consumption, China Life works hard to reduce the energy consumption and carbon emission in operations through whole-process electronic office, technical innovations and use of new environment-friendly materials; and actively publicizes and implements the spirit of diligence and frugality, enhances the awareness of the employees for energy saving, boosts the system reform for ecological civilization, and assists the construction of a beautiful China.

1.	Creating a Green Environment

We formulated the “Provisional Measures of China Life Insurance Company Limited for Management of Energy Saving and Emission Reduction” in strict compliance with 15 relevant national laws and local regulations, including the “Law of the People’s Republic of China on Saving Energy” and the “Comprehensive Work Plan for Energy Saving and Emission Reduction in the 13th Five-Year Plan”. With “intensification of the awareness for benefits and cost” as starting point, we established the organizational framework and duties of the Energy Management Work Committee of the Company and made all-round arrangements for the overall plan of the Company for energy saving and emission reduction efforts. In 2017, the headquarters of China Life achieved a comprehensive energy consumption of 1,441.94 tons of standard coal, marking a drop of 11.63% in the energy consumption of every 10,000 yuan of output value4.

[4]	China Life is a financial service type enterprise and its operations do not involve the fetch of suitable water resources and the discharge of pollutants directly into water and land.

IT has made excellent contributions to green energy saving and environmental protection, resulting in the saving of 164.5 million KWh of electric energy through the use of new electronic equipment of universal standard that saves energy and lowers consumption and the saving of 1.42 billion pages of paper through the use of electronic policies in the whole year.

Energy Consumption
Gasoline consumption of the fleet of the headquarters	30,068.64 L
Per capita gasoline consumption of the fleet of the headquarters	35.71 L/person
CO2 generated from the gasoline consumption of the fleet of the headquarters	91.49 tons
Gasoline consumption of the fleet of the entire Group*	320,462.18 L
Electric power consumption of the entire Group	26,658,946.07 KWh
Electric power consumption of the headquarters	7,472,094.04 KWh
Per capital electric power consumption of the headquarters	8,874.22 KWh/person
CO2 generated from the electric power consumption of the headquarters	4,513.14 tons
Per capita office power consumption of the entire Group	264.16 KWh/person
Gas consumption of the entire Group	467,570.6m3
Gas consumption of the entire Group per square meter	0.037 m3/square meter
Per capita gas consumption of the entire Group	4.63 m3/person
Water Consumption
Total office water consumption of the entire Group	605,681.29 tons
Per capital office water consumption of the entire Group	6 tons/person
Water consumption of every one square meter of office space of the entire Group	0.05 tons/m2
Paper Consumption
Total office paper consumption of the entire Group	237.26 tons
Per capita office paper consumption of the entire Group	0.06 tons/person

Electronic Wastes
Total electronic wastes of the entire Group (paper shredder)	12 sets
Total electronic wastes of the entire Group (fax machine)	1 set
Total electronic wastes of the entire Group (laptop computers)	544 sets
Per capital electronic wastes of the entire Group	0.0055 sets
Greenhouse Gas Emission[5]
Direct greenhouse gas emission (including the greenhouse gas emitted by all burning fuels of the entire Group)	1,011.07 tons
Indirect greenhouse gas emission (including the greenhouse gas emitted by the electric power purchased for own use)	16,102.00 tons
Total greenhouse gas emission	17,113.07 tons
Per capita greenhouse gas emission of the entire Group	0.17 tons /person

*	entire Group: consisting of the headquarters and 9 self-owned properties, with a total number of 100,920 persons, and a total floor office area of 12,584,720.51 square meters.

Provisional Measures of China Life Insurance Company Limited for

Management of Energy Saving and Emission Reduction

•   Regularly carry out publicity and education activities for energy saving and emission reduction;

•   Standardize the counting, analysis and reporting process of energy data and require that “the main leaders of all units shall be the No. 1 person responsible for their energy saving and emission reduction efforts to bear leadership responsibility for the efforts made in the regard”;

•   Standardize the allocation, use, maintenance and scrapping of the measuring instruments of all units for water, power, gas and heat;

•   Detail the management measures for use of power, water, fuels and office consumables;

•   Prescribe reward and punishment measures for the management of energy saving and emission reduction completed by all units.

Table: Measures Taken by China Life in 2017 to Save Energy and Reduce Emission6

[5]	The data calculation method is based on the “Calculation Methods for and Reporting Guide to Greenhouse Gas Emission of the Operation Enterprises in Public Buildings (For trial)”. The factors used for greenhouse gas emission are gasoline, natural gas and electric power. The reference sources are as follows:

Gasoline and natural gas: “Guide to Compilation of Provincial-Level List of Greenhouse Gas”(Department of Climatic Change, National Development & Reform Commission 2011)

Electric power: “2015 Baseline Emission Factors for Regional Power Grids” issued by NDRC.

[6]	The scope of disclosed content covers the office building of the headquarters of China Life in Beijing.

Greenhouse gas emission

•   Reduce the loss and waste of energy, e.g. electric power and fuels, lower the indirect discharge of carbon dioxide.

•   Regularly carry out the counting, supervision and inspection of energy consumption according to the relevant regulations of Beijing.

•   Set up Beijing R&D Center, Shanghai Data Center and a service system for centralized operations.

Utilization of water resources

•   Intensified water use management: Selected water-saving devices, strengthened the daily maintenance thereof, regularly overhauls water supply facilities to eradicate any leakage.

•   Publicize water saving awareness: Educate the employees in controlling the flow rate of water faucets and forming the habit of turning off the faucets after use and carrying cups with them.

•   Standardize water-using acts: Prohibit the use of barreled mineral water to wash tea sets and hands or to water flowers.

Disposal of electronic wastes

•   Donated eliminated computers or components thereof to the schools in poverty-stricken areas as help for their teaching work.

•   Cause the original suppliers to recover and dispose of the waste toner cartridges, ink boxes and other consumables created in everyday office work.

•   Set waste battery recovery bins in the office building for the property office to collect and manage the waste batteries before turning them over to third-party institution for centralized disposal.

•   The property office collects and manages the waste fluorescent tubes before turning them over to third-party institution for centralized disposal.

Disposal of hazardous or non-hazardous wastes

•   Promoted office automation in an all-round manner to save paper.

•   The recyclable materials, e.g. waste paper and plastic bottles, that are created in everyday office work are turned over to the third-party institution having recycling qualification for recovery and disposal.

2.	Creating Green Buildings

China Life Science and Technology Park is a complex that integrates a wide range of functions, including data processing, R&D, office work, technological innovations, disaster recovery, education and training. When the construction started in 2009, the design was based on the LEED standard, the green building standard recommended by the US Green Building Council (USGBC) and an application was filed for certification by USGBC. On September 20, 2017, the main works of the park were completed. In the future, it will provide technological cloud services to all social sectors and its counterparts and create an open and leading cloud base for innovations in financial science and technology.

As a model green energy saving building of Beijing, the architectural project has applied a wide range of technologies and measures for energy saving and consumption reduction, such as energy-storing air conditioning system, ground source heat pump(GSHP), solar photovoltaic power generation system, solar heat collection system, rainwater collection system, reclaimed water treatment system, LED lighting fixtures and control, natural lighting and planting roofs. It has also made substantial use of green environment-friendly materials to maximize the reduction of operation costs, which are expected to be lower than common buildings of the same type by 20-30%.

Architectural Honors Won by China Life Science & Technology Park

•   Lu Ban Award for Construction Projects of China(National Quality Projects).

•   Its underground data machine room received the Tier IV certificate issued by US UPTIME.

•   Green Construction Model Project of National Building Industry.

•   LEED Platinum Award, which is expected to come in early 2018.

Table: Energy Saving and Consumption Reduction Technologies Applied by China Life Science & Technology Park for Green Buildings

(Roof)

Solar photovoltaic and photo-thermal system (phase 1)

•   The polycrystalline silicon battery panels generate 147,000 KWh of power each year on average.

•   671 solar heat collectors supply hot water for daily use in the building.

Over 40% of green spaces (phase 1) • Restrict the heat island effect of the city • Lower the indoor temperature of the building • Extend the life of rooftop building materials
(Above-ground Buildings)

Intelligent lighting control devices in public areas (phase 1)

•   Switches are installed that automatically control the lights in the presence/absence of people.

•   The real-time measurement of illumination value enables the brightness of the natural light to meet daily office work without turning on the lights.

•   The comprehensive energy saving effect can reach 60%.

Oversized rotary glass shading louvers

•   Span the 3rd – 4th floors

•   Rotate flexibly from 0~90 degrees according to the sunlight

•   Make full use of the natural light to regulate room temperature

•   Are expected to achieve 14.19 million yuan of economic benefits

Energy-storing air conditioning system (Block B in phase 1)

•   GSHP + ice storage + water energy storage system is used to provide cold and heat sources.

•   It provides environment control for good indoor climate and improve the quality of indoor air.

•   It is expected to save 1,526 tons of standard coal and cut energy consumption by about 30% each year.

Water saving devices

•   Water faucets and urinals are equipped with low flow rate sensing control.

•   The training center of recycled water treatment system was set up to treat waste water, which will then be used to flush toilets, water green land and clean floors.

•   Annual domestic water consumption is expected to be reduced by more than 70%.

(Building Park)

Rainwater collection system (Block B in phase 1)

•   Coarse surface formation for wetland plants, grass bricks and screes are used;

•   It controls the runoff velocity of rainwater and increases the rainwater permeability;

•   Eight rainwater permeation pools are built to make full use of water resources and protect against rainstorm.

Solar road lamps

GSHP system (Block B in phase 1)

•   It uses the thermostasis of underground soils and the great temperature difference from the surrounding environment to lower the energy consumption of the air conditioning system.

Natural cold source of data machine room (Block C in phase 1)

•   The temperature of the data machine room is lowered through natural cooling, floor air supply and isolation of cold-heat passages, thus reducing power consumption of the precise refrigeration air conditioners in the data machine room. Meanwhile, power consumption is lowered through ice storage.

Figure: China Life Science & Technology Park carries the design idea of the Chinese element “jade print” to express good faith and security.

3.	Electronic Service Process

We promoted electronic office work, including remote review of proposals, processing of meeting affairs, and inquiry about meeting files. We also put online the function of issuing value-added tax common invoices. We built platforms of electronic services to minimize the use of consumables, such as paper publicity materials and paper cups, while providing convenience for customers, thus drastically reducing the consumption of paper materials. By the end of 2017, we had cumulatively issued more than 130 million electronic invoices, saved about 1,453.25 tons of paper through electronic service and achieved an electronic service rate of 46.97%.

Issued more than 130 million electronic invoices	Saved about 1,453.25 tons of paper through electronic service

Table: Whole-Process Electronic Services of China Life

Underwriting Electronic purchase of insurance + electronic policy of short-term insurance
Characteristics

•   Directly obtain customer information and insurance application materials.

•   Save the paper copies of identity certificate, bankcard and traditional paper insurance documents.

•   One whole-process paperless new policy undertaken can save 5 pieces of paper on average.

Results

•   More than 260,000 new policies were processed by electronic means.

•   Electronic policy is used for 225.75 million short-term insurance transactions.

•   We saved a total of 227.05 million pieces of paper, equal to about 991.30 tons.[7]

Preservation Self-help preservation service through online channels
Channels	“China Life e-Bao” APP, webpages, WeChat, telephone.
Process of Optimization

•   Optimized and upgraded two online service functions for preservations, including policy loans;

•   Increased the online borrowing limit of customers from 100,000 yuan to 300,000 yuan and expanded the scope of business for online processing.

Results

•   Achieved the off-line and online separation of preservation services to transfer 47% of the preservation business to online processing;

•   Processed 27.13 million preservation business affairs for customers through online channels, registering a year-on-year increase of 82%;

•   Reduced the paper used to print the documents after counter acceptance, leading to estimated saving of 355.35 tons of paper.[8]

[7]	Calculation Methods:
1.	Take for example A4 paper of 70g: 70g means that every one square meter of paper weights 70g; the specifications of one piece of A4 paper are 210×297, equal to an area of 0.06237 m2 and a weight of 4.366g.
2.	Total quantity of contract paper saved in 2017= total quantity of contract paper saved × weight of 1 piece of A4 paper =227,050,000 pieces x4.366g=991.30 tons.
[8]	Calculation method: 27.13 million ×3×4.366g=355.35 tons, based on reduced use of 3 pieces of A4 paper for each preservation business.

Claim Settlement Self-help settlement service through online channels
Channels	“China Life e-Bao” APP, webpages, WeChat, telephone.
Process Optimization

•   Continuously promoted mobile claim settlement services to enable customers to report cases, upload information and ask about progress through their mobile phones.

•   No need to provide paper materials for online application for claim settlement of less than 10000 yuan and lower risks.

•   Actively promoted the direct payment service of claim settlement by obtaining the medical data of customers from third parties such as hospitals to make it no longer necessary for customers to submit paper materials.

Results

•   Nearly 10 pieces of paper can be saved on average for one case of claim settlement.

•   We accepted nearly 2.46 million online applications for claim settlement and direct-payment claim service, saving about 107.4 tons of paper.[9]

(Note: Above data as of the end of 2017)

Case: Efficient paperless service mode

“China Life e-Bao” is an intelligent service platform created by China Life through great efforts and comes in 3 versions: webpage version, mobile phone APP version and WeChat version. The system leverages the characteristics of the Internet to provide customers with convenient online services. So far, it has achieved functions for 28 services in 5 categories, covering policy services, non-policy services, products sales, etc., equal to nearly 90% of the post-policy service functions. Customers can process relevant insurance business by just moving their fingers without having to go out of home.

(II)	Committing Itself to Targeted Poverty Alleviation

“Focus on fulfilling the task of overcoming the poverty of the deeply poverty-stricken areas to ensure that, by the year 2020, all the impoverished people and needy counties below our existing standard will shake off poverty to resolve the regional overall poverty and achieve real eradication of poverty. ”

— Report delivered by General Secretary Xi Jinping to the 19th CPC National Congress

on behalf of the 18th CPC Central Committee

Implementing the “Opinions of CIRC and the Office of the Leading Group of Poverty Alleviation Development of the State Council on Making a Success of the Aid Given by the Insurance Industry to Poverty Alleviation”, we formulated the “Notice on Further Improving Poverty Alleviation Insurance Business” (Guo Shou Ren Xian Tuan [2017] No. 142) to give play to the advantages of insurance in the regard, assist the financial fight against poverty, join the State in establishing the insurance service mechanism that suits the poverty alleviation, and perform the social responsibility of supporting the disadvantaged with real deeds.

[9]

Calculation method: Total quantity of saved paper = average quantity of paper for every claim settlement case × number of claim settlement cases × weight of 1 piece of A4 paper =10 pieces ×2460000 pieces ×4.366g=107.4 tons.

1.	Carrying Out Plan for Poverty Alleviation

China Life actively implements the spirit of the poverty alleviation development work conference of the Central Government and treats the insurance for poverty alleviation as an honorable and major political task. We firmly grip the mainline of “precise poverty alleviation, precise poverty eradication”, base ourselves on the characteristics of the life insurance primary business of the Company, give play to the leverage effect of insurance, magnify fund use efficiency, focus on critical disease insurance and commercial poverty alleviation insurance as the key fields of the fight against poverty, take part in medical services, expand the supply of insurance, and enrich and innovate the modes and methods of poverty alleviation.

Main directions of poverty alleviation efforts:

Focus on key fields to provide critical illness insurance and medical assistance services to alleviate the problem of poverty recurrence caused by illness;

Focus on the pain spots of people to enhance management efficiency and service quality and provide precise poverty alleviation through services;

Focus on the principle of special preferences in promoting commercial poverty alleviation insurance to strengthen the ability of poor people to resist risks;

Focus on the assumption of responsibility, enrich and innovate the measures for poverty alleviation, assist the effective implementation of poverty alleviation.

2.	Developing Products for Poverty Alleviation

We precisely position the insurance products for poverty alleviation. Since 2008, we have developed 35 insurance products with the needy people in mind, including 6 life insurance products with fixed term, 13 for accidental injury, 4 for diseases, 12 for medical care. The products provided security against risks in life accident, accidental injury, disability, diseases and medical care and formed 4 insurance series for poverty alleviation. By the end of 2017, 28 provincial-level branches had signed agreement with local poverty alleviation offices for cooperation in the insurance for poverty alleviation, cumulatively providing 2.4 trillion yuan worth of insurance security.

Table: 4 Insurance Series of China Life for Poverty Alleviation

Name of Product	Target of Poverty Alleviation	Insurance Coverage
Insurances of “Poverty Alleviation Insurance” Series	• Impoverished people records in the files and on the cards set up in all places.	• Accidental death, critical illness, large amount of medical expenses; • Mitigate the poverty or recurrence of poverty due to disease among impoverished people.
Petty Insurance	• Specific groups, including impoverished people, poverty alleviation loan borrowers and needy families.	• Accidental death, accidental disability, illness-related death, accidental medical treatment, additional medical care and particular diseases.
Insurance for Rural Needy Families and Orphans

•   Specific groups in the targets of poverty alleviation recorded in the files and on the cards set up in Gansu, including rural low-income families of classes 1 and 2, rural families of 5 guarantees and rural orphans.

• Security against accident death, accidental disability, illness-related death and critical illness.
Plateau Insurance	• Plateaus such as Tibet.	• Medical treatment and rescue for particular plateau diseases.

3.	Improving Organizational Support

We set up the Leading Group of Fixed-Point Poverty Alleviation headed by the secretary of the Party Committee and president of the Company as leader, the vice president in charge of offices and the Brand Publicity Department as deputy leaders. Meanwhile, an office was placed under the leading group. Our branch organizations set up their own Leading Group of Poverty Alleviation Work headed by the main leader and the office thereunder, thus forming a crisscross organizational support system for poverty alleviation to ensure the effective and smooth operation of the poverty alleviation mechanism. Meanwhile, some 2000 officials were sent to stay in the poor villages for poverty alleviation and help the needy families get rid of poverty and do practical things for the villagers.

4.	Making Innovations in Poverty Alleviation Measures

We innovated our poverty alleviation measures, worked out poverty alleviation plans for the poverty-stricken areas, and enabled these areas to form their own development capability through the initiatives of alleviating poverty via education, medical care and industrial development. In 2017, we supported some 1,200 impoverished places and completed 980 special poverty alleviation projects that addressed their difficulties.

Table: Latest Progress of the Measures Taken by China Life to Innovate Poverty Alleviation

	Innovated Measures	Results and Effect
Poverty alleviation through education

•   Intensified the support for the education and training in poverty-stricken areas;

•   Expanded the publicity and promotion of insurance in poverty-stricken areas to enhance the insurance awareness of the people.

•   Brought out more and better qualified talents;

•   Protect the legitimate rights and interests of the insurance consumers in poverty-stricken areas; provide local people with more insurance security and better insurance services.

Poverty alleviation through medical care

•   Intensified the critical illness insurance for poverty alleviation to lighten the burden of medical expenses on the impoverished people;

•   Undertook local additional medical insurance for poverty alleviation.

•   Critical illness insurance covers more than 22 million impoverished people;

•   Undertook the critical illness insurance and additional critical illness insurance in Henan; undertook the additional medical insurance for poverty alleviation in a number of cities of Shanxi Province;

•   Undertook the items of medical poverty alleviation in Shandong Province and other places.

Poverty alleviation through industrial development

•   Supported the development of the key industries in poverty-stricken areas to create benefits for their construction of industries and infrastructure as well as people’s livelihood

•   Took part in making investment in industrial funds to support the economic and social development and increase the employment in poverty-stricken areas.

• Invested more than 4.1 billion yuan of funds in the key industries of poverty-stricken areas • Invested some 4 billion yuan in industrial funds.

Poverty alleviation through e-commerce

•   Developed the platforms of fixed-point poor counties for online sales of their farm and sideline products;

•   Some 100,000 employees and over 1 million Sales persons from5,000branches and subsidiaries took part in poverty alleviation through e-commerce.

• Bought 9.96 million yuan worth of poverty alleviation products through the e-commerce platforms; • Solved the problems of 4 fixed-point poor counties in selling their special local products.
Poverty alleviation through public welfare	• Assisted the construction of China Life Caritas Health Centers (Stations) and China Life Healthy New Villages; • Donated medical devices.	• Donated 9.04 million yuan worth of medical devices to Gansu and Jilin provinces. • Donated to Lhasa Health Bureau in Tibet to buy ambulances.

(Note: Above data as of the end of 2017)

Table: “2+X” Menu of Ningxia Poverty Alleviation Insurance

Provision of a package of insurance programs for the members of needy families, including accidental injury insurance and additional medical insurance for critical illness
Government+Bank+Insurance+Guaranty+Individual
	Mode	Characteristics
“2”	Basic insurance for the needy families recorded in files and/or on cards	Insurance may be renewed after reimbursement
“X”	Optional type of insurance available for selection by the needy families recorded in files and/or on cards
Use insurance to plug the hole of poverty

Case: Poverty alleviation insurance relieves needy people of the worry in seeking medical care

Mr. Xia is an ordinary villager of Xinkou Village, MazhaoTown, Zhouzhi County, Xi’an City, Shaanxi Province. Suffering from bronchiectasis, he needed lung transplantation operation in 2017, which cost him about 700,000 yuan and placed him under heavy debts. After knowing about his situation, Zhouzhi Branch of China Life reimbursed the whole amount through “4-pronged security”.

Table: 100% Reimbursement through “4-pronged Security”

Reimbursed by NCMS (new rural cooperative medical system)	About 230,000 yuan
Reimbursed by insurance of urban-rural residents for critical illness	About 160,000 yuan
Reimbursed by claim settlement under poverty alleviation insurance	About 150,000 yuan
Reimbursed by medical assistance of urban-rural residents	About 150,000 yuan

“Here, I have really seen the hope brought by the poverty alleviation health insurance to needy people and the convenience and quickness of ‘one-stop’ settlement service. I have also felt the advantages of participating in commercial insurance, which can really make it unnecessary for the needy people to pay a penny for receiving medical care.”

— Wang Hongyan, Deputy Director of the Health and Family Planning Committee of Xi’an

Case: Fulfillment of an elderly woman’s dream about relieved from poverty

Ms. Zhang, a villager of over 70 in Huanghu Village, Zhuqu Town, Weishi County, has a grandson who has lost labor capacity due to illness and a great grandson who is only 5 years old. The family of 3 is supported only by 1000 yuan of income from 2 mu of land in circulation. The hard times have buckled her back. Kaifeng Branch of China Life set up its leading group of precise poverty alleviation. Yang Zhiyong, the leader of the resident poverty alleviation team in the village, and his team members visited the families on facts-finding trips to draw up the plan and measures for poverty alleviation.

Table: Supporting Measures

20,000 yuan for rural construction	• Capital construction • Road hardening
30,000 yuan for households in exceptional poverty	• Improved living environment; rebuilt the kitchen, toilet and courtyard walls; trimmed courtyards • Bought TV sets • Donated 10 lambs • Gave 1 juvenile insurance to the great grandson as gift

Under the careful raising of Zhang, the 10 lambs grew up healthily. The ewes will give birth to more lambs, which can be sold to increase income, expand production and realize sustained poverty alleviation, thus enabling her to get rid of poverty more easily.

Figure: Poverty alleviation insurance brings happy faces

Figure: Yantai Branch of China Life makes donations to 5 poor families together with subsistence goods for each

Table: Poverty Alleviation Plan of China Life for 2018

Further meet the diversified insurance needs for precise poverty alleviation

•   Intensify poverty alleviation efforts by offering health insurance; continuously promote poverty alleviation work through critical illness insurance;

•   Upgrade the level of health services for poverty alleviation;

•   Innovate special insurance products for poverty alleviation.

Give further play to the primary role in poverty alleviation	• Widen the coverage of outlets; • Promote the information process of outlets; • Intensify insurance technical support and talent training.
Further improve the insurance support measures for precise poverty alleviation	• Deepen cooperation with poverty alleviation offices at all levels; • Increase investment of charity foundations in poverty alleviation; • Strengthen insurance education in poverty-stricken areas.

(III)	Promoting Community Prosperity

“The wellbeing of the people is the fundamental goal of development. We must do more to improve the lives and address the concerns of the people, and use development to strengthen areas of weakness and promote social fairness and justice. We should make steady progress in ensuring people’s access to childcare, education, employment, medical services, elderly care, housing, and social assistance. ”

— Report delivered by General Secretary Xi Jinping to the 19th CPC National Congress on behalf of the 18th CPC Central Committee

China Life gives full play to the advantages of the insurance industry, actively implements the strategy of “massive health” and “massive endowment”, strengthens the cooperation with the government, develops commercial health insurance, improves the endowment security system, made innovations in the mode of serving people’s livelihood to satisfy people’s needs for a good life. While making a good job of insurance services, it continuously carries out public welfare and philanthropic activities to bring love and warmth to those in need and boost social prosperity and harmony.

1.	Building a security network for people’s livelihood

With “increasing people’s well-being and enabling more people to have a stronger sense of fulfillment” as our mission, we created a security barrier ensuring people’s livelihood, assisted the improvement of the security system for people’s livelihood, gave play to our role as a “security network” for insuring people’s livelihood and a “stabilizer” for social operations. We strengthened cooperation with the government, innovated in the mode of supplying public services, improved the efficiency of allocating public service resources, worked hard in order that insurance can become an effective tool for the government to enhance public services and strengthen social management, and gave play to the effect of the insurance industry in improving social governance.

(1)	Medical Health

In implementing the “Healthy China “strategy, we have developed 57 disease insurance products in response to the needs of customers for health, boosted the “insurance+medical care” mode, improved the health insurance product system, created a comprehensive ecological circle of the health industry that serves the whole life cycle of customers, and provided different groups with diversified and all-round security for endowment and medical health. By the end of 2017, our critical illness insurance had covered more than 420 million people. We actively promoted real-time and non-local settlement. The marked effects achieved have earned us the reputation of a role model in ensuring medical care and benefiting people’s livelihood.

Table: Convenient Services for Medical Health

Critical illness insurance

•   Realized “one-stop” instant settlement service in more than 50,000 hospitals throughout the country;

•   Cumulatively started more than 260 service items in 31 provincial-level branches throughout the country;

•   Covered 420 million people since 2013, and cumulatively paid more than 40 billion yuan of compensation for critical illness of more than 17 million people.

Handling of Medicare business	• Undertook the handling of more than 400 items of Medicare business in 22 provinces; • Cumulatively provided more than 400 million people with all types of medical security services over the years.
Experimental long-term care insurance	• Undertook long-term care insurance in 8 cities, with the scale of funds under our management reaching 430 million yuan; • Covered 5 million people, ranking 1st in the industry.
NCMS cross-provincial settlement	• From April to the end of 2017, we completed 9 payments of circulating funds, serving more than 3200 farmers participating in NCMS.

(Note: Above data as of the end of 2017)

Table: “Massive Health” Strategy of China Life

1 vision	We are committed to becoming the largest and best provider of health and old-age care industry in China.
2 financing services	Online and offline financing	Internal and external financing

3 platforms	Platform for health management and services		Platform for health information system	Platform for medical service support
4 segments	Health insurance	Health management	Medical services	Medical care
2 objectives	• Enhance customer satisfaction remarkably; • Better serve people’s livelihood.
Highlight initiatives

•   Integrate quality health and medical resources; promote the construction of the health management service system;

•   Explore the development mode of integrating health insurance with services to meet the diversified needs of customers;

•   Release the “China Life Massive Health” platform.

Important progress

•   We have continuously strengthened the capability of managing health insurance business and gradually set up the risk control system;

•   By referencing advanced domestic and foreign experience, we have built our health service platform.

Case: “China Life Massive Health” platform provides people with convenient medical services

In 2017, “China Life Massive Health” platform introduced the 3 service items of “health files, health guidance, medical services” under the goal of “creating professional capability, integrating diversified resources, and serving insurance security”.

Case: Insurance mitigates the worries of disabled families

In 2017, China Life undertook the long-term care insurance of Chengdu City to cooperate with the government departments in providing permanently disabled people with basic and everyday life care. Mr. Xie in Chengdu has 3 highly disabled elderly people in his home. After he participated in the long-term care insurance, the monthly compensation of more than 3,000 yuan could cover their basic living expenses.

“Thanks so much. The 3 seniors have all succeeded in applying for long-term care insurance. Now it is able to provide them with better care. I just wanted to have a try and did not expect that I could really get it. ”

— Mr. Xie

Figure: China Life is praised as a role model in ensuring medical care and benefiting people’s livelihood.

(2)	Old-age care

In active response to the ageing of population, we strongly promoted the implementation of the “massive endowment and massive health” strategy, extended the service value chain and accelerated the strategic layout of endowment and health. The practices of “China Life Jia Yuan” series have provided a template for the Chinese insurance industry in addressing the issue of endowment. By the end of 2017, we had provided nearly 960 billion yuan worth of insurance coverage for nearly 48 million of elderly people across the country, contributing to the sound development of the old-age undertakings and industry.

Table: “China Life Jia Yuan” — An endowment brand under China Life

Brand Positioning	Leader of massive health, trustworthy provider of endowment services
Core Value of the Brand	Relaxed enjoyment of the beauty of life
Mission of the Brand	Protect a life of quality
Mode of Endowment	“Policy + endowment services” mode

The “Letter of Confirmation for Eligibility of Living in the Endowment Community of China Life” and the policy make clear 5 rights, including:

The right of guaranteed inhabitation, right of priority in inhabitation, right of exemption from costs, right of experiencing inhabitation.

Cities Involved	Beijing, Tianjin, Suzhou, Shenzhen, Sanya
Objective of the Brand	A package of solutions to the old-age care issues of customers

Special Column: “Yin Ling An Kang Action” in Guangdong

Through the combination of commercial insurance and old-age work, “Yin Ling An Kang Action” has incorporated the resources of the government, insurance companies and the society into this action. In April 2014, the Department of Civil Affairs and the Office of Senior Citizens of Guangdong Province teamed up with China Life Guangdong Branch to launch the project of comprehensive insurance against accidental injury of senior citizens in the whole province. The project has now been run for 3 years and made positive achievements. China Life Guangdong Branch signed an agreement for strategic cooperation with the Office of Senior Citizens and the Federation of Social Organizations of Guangdong Province in 2016 and with the Cultural Association of Old People of Guangdong Province in 2017 to deepen the “Yin Ling An Kang Action” in the province and expand its social impact.

Table: Mode of Yin Ling An Kang Action

Meeting a great challenge	In response to the ageing population of China, we strengthened old-age care to build the system of guarding against risks involving old people.
Erecting 3 platforms	• Care shown by the government • Love given by enterprises • Filial piety done by children
Making breakthrough in the mode of old-age care	We sacrificed part of our profits to break the limit of commercial insurance that denies coverage to old people aged 65 or above.
Realizing 3 major effects

•   It is a supplement to the social security and basic medicare systems in terms of scope and extent of coverage as well as subsidies for care;

•   It enhances the ability of old people to resist risks;

•   It reduces the burden on individuals, families and the government.

Achievements in Guangdong Region

•   By the end of 2017, 10.05 million people in Guangdong Province had participated in the comprehensive insurance against accident injury, accounting for 76% of the aged population, including 110,000 who received over 150 million yuan of compensation in claim settlement.

•   The product was selected as a financial brand “most trusted by consumers”.

•   The insurance against the accidental injury of old people was officially included into the Regulations of Guangdong Province on Protecting the Rights and Interests of Old People.

•   The product was included into the 75 “Typical Cases for the Development of Old-Age Care Service Industry” selected by the National Development & Reform Commission, Ministry of Civil Affairs and China National Committee on Aging.

•   The Ministry of Civil Affairs recommended the people’s livelihood project of “Yin Ling An Kang Action” in Guangdong to the “Red Sunset” program of CCTV’s Society & Laws Channel, for airing during the annual sessions of NPC and CPPCC.

•   Some 10 central media made field interviews and reporting in Guangdong, including CCTV, the Economic Daily and the Financial Daily.

Figure: “Yin Ling An Kang Action” in Guangdong Province

(3)	Inclusive insurance

We have expanded our insurance services to all social levels and developed special insurance products especially designed for disadvantaged groups, including women, children, old people, poor families recorded in files and/or on cards, households practicing family planning, and low-income groups in towns and cities. By the end of 2017, petty insurance had attracted about 98.27 million participants, provided 25,759 trillion yuan worth of coverage and paid 15,911.1 billion yuan of compensation to 803,335 people in claim settlement.

Table: Inclusive Insurance System

“San Nong” (agriculture, rural areas and farmers) Insurance	Starting from 2012, China Life cooperated with local governments to provide petty rural insurance for protection and improvement of people’s livelihood in fulfillment of the task of serving the construction of new rural areas.
Women’s Insurance	The “2-cancer” (breast cancer and cervical cancer) insurance has benefitted 510,000 impoverished women. The female health insurance provided in all places has benefitted nearly 4 million women.
Family Planning Insurance

•   The accidental injury insurance for households practicing family planning has provided 14 million such households with 500 billion yuan worth of coverage against risks.

•   All the 36 branch companies have entered into cooperation with the local Health and Family Planning Committee, leading to a year-on-year increase of premium income.

•   Thirty-three of our branch companies joined the local Health and Family Planning Committee in issuing documents or signing cooperation agreement on family planning insurance business.

Petty Insurance

•   We are one of the first insurance companies of China that launched rural petty insurance business.

•   By the end of 2017, petty insurance had attracted about 98.27 million participants, provided 25,759 trillion yuan worth of coverage and paid 15,911.1 billion yuan of compensation to 803,335 people in claim settlement

(Note: Above data as of the end of 2017)

Case: Donating“2-Cancer” Insurance to Impoverished Women

On September 6 and 7, 2017, China Life and the All-China Women’s Federation (“ACWF”) jointly donated “2-cancer” insurance to the impoverished women recorded in files and/or on cards in Zhang County and Xihe County of Gansu Province, the fixed-point poverty alleviation counties of ACWF. The donation is an important initiative designed to support ACWF’s “Women Overcoming Poverty Action” and poverty alleviation through health, and implement the “Insurance Coverage Plan Caring for the Reproductive Health of Females”, a public welfare project jointly carried out by China Women’s Development Fund and China Life. The initiative provided “one-stop” coverage for rural women in the prevention, examination and treatment of the “2 cancers”.

Figure: Vice Chairman Song Xiuyan of ACWF Issues an Insurance Certificate to the Representative of Impoverished Women

Figure: China Life Donates “2-Cancer” Insurance to the Impoverished Women Recorded in Files and on Cards in the Fixed-Point Poverty Alleviation Counties

Case: Relieving university graduate village officials (“UGVO”) of their concerns

In 2011, China Life launched UGVO insurance nationwide to provide insurance coverage that meets the features and needs of the UGVO group, becoming the first in the industry to provide a particular insurance service for the special group of UGVOs. China Life has effectively addressed the government difficulties and concerns of UGVOs by using the market-oriented mechanism of commercial insurance.

2	Keen on public welfare and charity

We have always stayed keen on the public welfare undertaking. While creating economic value, we sincerely repay the society, make full use of funds and talents, systematically promote public welfare and charity, support the health and education undertakings, take an active part in disaster relief, and provide the orphans left by disasters with long-term and sustained life support and spiritual care. In 2017, China Life accumulatively donated a total of 166 million yuan externally.

Table: Public Welfare Projects Carried Out by China Life Charity Foundation

Donations to schools

•   Made donations to the construction of nearly 100 “China Life Hope Primary Schools” in old revolutionary base areas, ethnic minorities-inhabited areas, remote areas, border areas and poverty-stricken areas.

•   Cooperated with Yao Ming Foundation in making donations to the construction of campus facilities, such as basketball courts.

Support given to children left orphaned by earthquakes

•   Launched the philanthropic public welfare project of “Supporting the children left orphaned by earthquake” to provide basic subsistence for 1111 children until they reach the age of 18, who lost their parents in the earthquakes that hit Wenchuan in Sichuan, Ludian in Yunnan and Yushu in Qinghai as well as in the mudslide that hit Zhouqu in Gansu Province.

•   By the end of 2017, the project had paid some 39.26 million yuan of support funds and held “Summer Camp of Love” for 8 years running to provide spiritual care.

Assistance in poverty alleviation

•   In 2017, China Life donated to 16.3 million yuan of poverty alleviation funds to its fixed-point counties of poverty alleviation, i.e. Yunxi County and Danjiangkou in Hubei and Tiandeng County and Longzhou County in Guangxi, which was used in 19 local key projects involving poverty alleviation through insurance and industrial support.

•   In 2017, China Life donated 21 vaccine transport vehicles equipped with professional active refrigeration devices to the key poverty-stricken counties of Gansu Province, with a total value of 5.04 million yuan.

Case: “Walk for love, pass on love” 10,000-people walk activity for public welfare

From May to July 2017, China Life Jiangsu Branch joined the Poverty Alleviation Office, CYL Committee of Jiangsu Province, Sports Federation and Juvenile Development Foundation of Jiangsu Province and Xinhua Press Media Group in sponsoring the “walk for love, pass on love” 10,000-people walk activity for public welfare”. During the activity, they jointly organized 84 walking events, which attracted the participation of 90,000 people and raised 600,000 yuan of donations, which was used to support areas of weak economy and finance left-behind children in rural areas. The activity helped to create a good atmosphere of drawing the common attention and participation of the whole society to support public welfare and philanthropic causes.

Figure: Scene of 10,000-people walk activity for public welfare in 2017

Figure: China Life·2017 Run-for-24-Hour City Relays

Case: Love accompanying growth—China Life Summer Camp of Love in Changsha

From July 25 to 27, 2017, China Life Foundation sponsored the 9th “China Life Summer Camp of Love” in Hunan. 21 orphans from the earthquake-stricken areas of Wenchuan, Yushu and Ludian attended upon invitation and visited the famous sights in Changsha. While giving physical help to the children, the event brought spiritual care to them.

Table: Measures Taken to Care for the Children Left Orphaned by the Earthquakes

Physical Help	• Donated 39.26 million yuan of support funds in accumulation.
Spiritual Care

•   Regular visits to show care;

•   Held a photography exhibition about orphans from Wenchuan earthquake;

•   Held a large-scale public welfare activity entitled “Love relay·dream start — for orphans from earthquake”.

Figure: 9thChina Life Summer Camp of Love

IV.	Caring for Employees in Common Growth

Our opportunities and challenges

•	Diversification of the needs of employees;

•	Young employees have distinct personality and greater talent mobility.

Our strategies and actions

•	Optimize the policies for salary, benefits, leaves and contract management;

•	Implement the “Mount Qomolangma Plan” for the senior executives;

•	Promote the “Spark Program” that trains young talents;

•	Pay attention to the balance between work and life, and help needy employees.

(I)	Protecting the Rights & Interests of Employees

“By 2020, the mortality rate of production safety accident for every 100 million yuan of GDP will fall by 30% from 2015. Safeguard the legitimate rights and interests of laborers, e.g. labor remuneration, rest, leave and social insurance.”

— Country-Specific Plan for China to Implement the 2030 Sustainable Development Agenda

China Life stays human-centered, strictly abides by the relevant provisions of the Labor Law and the Labor Contract Law, adheres to the principle of fair employment, establishes a system of competitive salary and benefits, emphasizes the democratic management of employees, ensures a smooth channel for employees to complain about performance, and strives to build harmonious labor relations.

1.	Insisting on Equal Employment

We encourage a diversified and equal employment mechanism and uphold the principle of equality between men and women and between Han nationality and minority nationalities as well as the withdrawal system during recruitment when close relatives are involved. We provide equal pay for equal work, avoid the hiring of child laborers, and oppose forced labor. In 2017, we intensified the recruitment of minority nationalities including Tibetans, increasing the number of minority nationality employees to 5,775; introduced professionals and recruited 2,885 outstanding university graduates, increasing the total number of employees to 100,920.

Table: Gender Structure of Employees in 2017 (Unit: Person)

Indicator	Female	Male
Gender Structure of Employees	58031	42889

Table: Educational Background Structure of Employees in 2017 (Unit: Person)

Indicator	Ph. D.	M. D.	Undergraduate	Skilled Vocational Education	Others
Educational Background Structure	56	3424	59209	31824	6407

Table: Age Structure of Employees in 2017 (Unit: Person)

Indicator	Below 35	35-50	50 or above
Age Structure of Employees	43315	45684	11921

Table: Ethnic Structure of Employees in 2017 (Unit: Person)

Indicator	Han	Minority Groups
Ethnic Structure of Employees	95145	5775

Table: Nationality Structure of Employees in 2017 (Unit: Person)

Indicator	Foreign Nationality	Hong Kong, Macao & Taiwan	Chinese Mainland
Nationality Structure of Employees	1	5	100914

2.	Optimizing Remuneration and Benefits

We are committed to building a system of diversified remuneration and benefits and pay for the five social insurances and housing fund for the employees in strict compliance with national regulations. The employees also enjoy monetary benefits, paid leave and physical examination. We advocate a performance culture that gives top priority to results, seeks truth from facts, is objective and just to enhance the work enthusiasm of the employees. In 2017, we formulated the Measures of China Life Insurance Company Limited for Implementing Collective Contract (For Trial) and the Collective Contract Template of China Life Insurance Company Limited to secure the rights and interests of laborers according to the law.

Table: Diversified Remuneration& Benefit System of China Life

Remuneration

•  Formulated documents such as the “Management Measures on Remuneration of the Employees of the Headquarters”, the “Management Measures on Remuneration of Directors, Supervisors and Senior Executives” and the “Implementation Plan for Managing Remuneration of the Senior Executives of Provincial Branch Companies (Provisional)”;

•  Optimized remuneration structure to standardize remuneration adjustment rules and straighten out the interest distribution relations.

Benefits	• Statutory benefits: social insurances and housing fund; • Company benefits: Additional commercial insurance, paid leave, regular physical examination and monetary benefits.
Enterprise Annuity	• Formulated the “Detailed Rules for Implementing Enterprise Annuity Plan”; • Improved enterprise annuity system to increase retirement income of the employees.

3.	Attention Paid to Democratic Management

We pay high attention to the democratic management of employees, improve the staff appeal mechanism, unblock the staff appeal channels, and regularly hold employees’ congress to ensure their right to know and participate. In 2017, we made full use of the trade unions at all levels to extensively solicit proposals before the second session of the Second Employees’ Congress, to which we made written response on a 100% basis.

Figure: Implementation of the Proposals of the 2017 Employees’ Congress (Unit: %)	Figure: Satisfaction of Proposers in 2017(Unit: %)

(II)	Fulfilling Career Dream

Upholding the principle that human resources are the primary resources, China Life has formulated its 13th Five Year Plan for Human Resources to comprehensively plan human resources management structure, established a sound management mechanism for the introduction, training, use and motivation of talents and built a good platform for career development and a stage for display of personal value.

1.	Assisting Career Development

We adhere to a scientific outlook on talents, use the competition system of open competition for appointment, promotion or demotion, hiring or firing to stimulate the potentials and creativity of the employees, provide talents with the conditions for growth and value enhancement. By the end of 2017, we promoted or appointed 81 senior executives at provincial-level branches.

Table: “6-in-1” HR System of China Life

Strengthen spiritual leadership; Increase cultural traction.	Allocate resources reasonably; Expand value creativity.	Optimize evaluation system; Reinforce evaluation bearing capacity.
Improve selection mechanism; Create competition drivers.	Invigorate distribution mechanism; Unleash motivation drivers.	Pay continuous attention to growth; Provide source power for talent fostering.

Figure: Five Complementary Operation Platforms for the 13th Five-Year Plan of China Life

for Development of Human Resources

Case: Spark Program of Young Talents

Taking into account the growth patterns of talents, China Life came up with the “Spark Program” for the fostering of young talents, which classifies the growth stages of young employees into four stages of kindling, flame, torch and fire, lays down eight fostering mechanisms, including standardized training, tutoring, job rotation and exchanges, for the fine training of talents through six effective methods of strict screening, setting examples, building platforms, conducting examination, valuing field experience, and optimizing the means.

Figure: Fostering System under the Spark Program

2.	Systematic Training of Employees

We value the training of employees and follow the education and training guideline of being “close to the field, close to actual operation, close to the times”. We rely on new technologies and massive platforms to support and set up a hierarchical and classified training implementation system that covers all members, meets the skill requirements of the employees at different levels and in different positions, and uses standard training as foundation and non-standard training as supplement so that the employees can really benefit from learning. In 2017, the number of employees taking part in training reached 1.52 million person-times and the employees received 126.88 hours of training on average.

Table: Employee Training of China Life in 2017

Offline Courses	Online Courses
• ,2053 full-time lecturers in the sector • 169,684 part-time sectors in the sector • 21 types of teaching materials • 334 coursewares	• 1,165 pieces of online coursewares • 5.4491 million person-times of online learning • 1.3439 person-times of online tests

Figure: Total Person-Times of Employee Training (Unit: 10,000 persons)	Figure: Average Training Hours of Employees(Unit: Hours)

Figure: Hierarchy Structure of Employees Receiving Training in 2017(Unit: %)	Figure: Hierarchy Structure of Average Training Hours of Employees in 2017 (Unit: Hours)

Figure: Coverage Rate of Employee Training (Unit: %)

Case: Training of New Employees

The pre-job training of new employees is the first step after they enter China Life. The 15-day closed centralized training helps new employees to integrate into their teams as soon as possible to bring their talents into play in their positions and push forward the development of the Company. In 2017, eight training sessions were held in Shanghai and Chengdu Institutes of Advanced Training and Learning to train 875 new employees.

Figure: Training System of New Employees of China Life

Figure: Closing Ceremony of Training of New Employees

Case: “e-School” — a New Generation of Mobile Learning System

To meet the diversified and personalized training needs of its employees and sales forces, China Life has launched “e-School”, a mobile learning system of a new generation, through the seamless integration between mobile interconnection technology and new training technologies to provide a systematic, standardized and informative learning platform for different participants and employees of different positions and ranks.

Table: “e-School” of China Life

Targets	• Enhance training efficiency and quality • Lower training cost • Stay close to the field, actual operations and the times
Means	• “Internet+”platform
Ecological System of Learning Resources	• My studies • Training dynamics • Home of learning • A collection of fine materials

(III)	Caring for the Life of Employees

China Life pays close attention to the physical and mental health of its employees, has created a good work environment, advocates the balance between work and life, strengthens cultural building, intensifies the assistance for the needy employees, and organizes all kinds of cultural and sport activities to ease up their work pressure, spur the common development of both the employees and the enterprise, and increase the sense of belonging and cohesion of employees.

1.	Attention to Physical and Mental Health

We take seriously the occupational safety and health of the employees, improve the management system of labor safety and sanitation, arrange physical examination for all employees, take care to both prevent heatstroke in summer and supply heat in winter, provide the employees with a work environment that is healthy, safe and comfortable, respect and care for retired employees to enrich their retirement life. We continuously promote the building of “staff homes” and cause all provincial-level branches to formulate detailed rules for implementation so that the employees can really feel the warmth of “home”. By the end of 2017, the staff homes at 23 provincial-level and 76 prefecture-level branches had reached standard of “Home of Warmth”.

Table: Measures Taken by China Life for Occupational Safety and Health in 2017

Physical examination

•  Optimized the coverage of physical examination according to the changes in major diseases;

•  Provided 2 or more sites of physical examination for the employees to choose from;

•  For the employees of the headquarters, the rate of physical examination reached100%.

Drinking water in offices	• Replaced the boiled water dispenser on all floors of the building.
Ban on smoking in the entire building

•  Implemented the Regulations of Beijing Municipality on Smoking Control;

•  Set up a tour inspection system for smoking control in the office building of the head office;

•  Opened the smoking control hotline in the building+86-10-63631230.

Fire drill	• Held fire drills in the buildings each year; • Invited fire control department personnel to make onsite demonstrations.

Figure: Nursing Room of Female Employees	Figure: Care for Young Employees
Figure: Spring Outing of Retire Employees

2.	Balance between life and work

We attach importance to the balance between the work and life of our employees. While giving full scope to their personal gifts, we encourage them to take part in healthy cultural and sport activities of multiple categories to enrich their life, ease up their pressure, and create an atmosphere of unity and health.

Figure: 2017 Long Walk Competition of “Passionate China Life”	Figure: 2017 Art Competition of “Passionate China Life”

Figure: Sports Meet of China Life Henan Provincial Branch	Figure: 2017 Art Competition of “Passionate China Life”

3.	Help Given to Needy Employees

We help the needy employees by setting up a system of assisting the employees in difficulties of different levels, creating files for such employees, and making clear the conditions and standard for necessary assistance. We also visit them on major holidays and festivals and form pairs with them for daily assistance.

Leaders of China Life calling on needy employees (Guangxi)	Leaders of China Life calling on needy employees (Henan)

V.	Mutual Benefit for Partners in All-Win Cooperation

Our opportunities and challenges

•	Seek opportunities for crossover cooperation in all industries and fields;

•	Imbalance and discordance in the development of the insurance industry.

Our strategies and actions

•	Establish good and stable partnership; strengthen the cooperation with the health and medical industries;

•	Assist the Sales persons in their growth;

•	Boost the exchanges and standard setting of the insurance industry.

(I)	Growing Up Together with Partners

China Life emphasizes the positive interaction between internal and external partner resources, gives play to its own advantages, expands the content of cooperation, promotes the in-depth cooperation in the industry and with other industries, and strengthens its value creation capability and level. It broadens the channels of cooperation, actively combines its own advantages with the needs of the economic and social development, and strives to push the all-round cooperation onto a new journey in the new age.

1.	Management of Suppliers

We strictly observe relevant national laws and regulations as well as the regulations of the Company on centralized procurement, improve and optimize the centralized procurement management system, strengthen examination and verification to ensure “before-event screening, during-event control and after-event tracking”, realize the upgrading, coverage and all-round supervision of all modules. In 2017, we implemented 3,076 projects and achieved a saving of 737 million yuan compared with the procurement budget of 5.61 billion yuan. A total of 219 suppliers participated in our centralized procurement activities, witnessing an enhancement of both procurement efficiency and benefits.

Procurement Policies

Management Measures of China Life Insurance Company Limited for Centralized Procurement;

Management Regulations of China Life Insurance Company Limited on Centralized Procurement;

Management Measures of China Life Insurance Company Limited for Reviewers of Centralized Procurement;

Supplier Management Measures of China Life Insurance Company Limited;

Catalogue and Authority of China Life Insurance Company Limited for Centralized Procurement;

Rules of Procedure of China Life Insurance Company Limited for Centralized Procurement Committee.

Access Conditions for Suppliers

•

Legal persons and other organizations that are registered and established according to laws, have the capability of independent functioning (including operation, finance, organization, management and marketing) and are able to bear legal responsibility independently;

•	Any natural person having valid identity certificate, such as ID card;

•	Abide national laws and regulations, have good business reputation and financial records, with no major violation of any law and/or regulations;

•	The goods, works or services provided meet the standards of the country and/or the industry as well as the requirements of the Company;

•	Are able and willing to supply goods, works or services to the Company and accept the supervision and management by the Company in the process of cooperation;

•	Have the financial power, professional technical capability, experience and credit necessary to perform a procurement contract;

•	Meet other conditions necessary for a procurement project or set by the Company.

2.	Assisting Sales persons in Their Growth

We always deem Sales persons as our most important business partners and provide all types of support in a bid to protect their rights and care for their growth. By the end of 2017, the total number of Sales persons reached 2.025 million. The head office completed 38 training classes for internal and external service teams, which amounted to 200 days and trained over 10,000 persons, greatly enhancing the comprehensive capability of the teams in terms of skills and projects.

Individual insurance channel: 1.578 million sales persons	Bank assurance channel: 339,000 sales persons	Group insurance channel: 104,000 sales persons

Product Support

•  Provided sales persons with all-round products and assisted their career development with product advantages;

•  Built a “2+1” diversified product system, promoted the coordinated development of saving, security and customer-obtaining products, such as saving product “Xin Fu Ying Jia”, protection-oriented product “Bai Wan Ru Yi Xing”, and customer-obtaining product “E-Kang Yue”.

Protection of Rights & Interests

•  Expanded the number of Sales persons covered by endowment security since the implementation of “Security System for Insurance Sales persons” (as amended in 2015) in 2015.

•  Increased the coverage of accidental and medical insurance for Sales persons and their income to relieve them of their concerns.

Team of Tutors

•  Standardized the management process of individual insurance tutors, improved tutor management system and tracked the implementation of the tutor fostering system

•  By the end of 2017, the number of individual tutors reached 131,886, up 170% from the beginning of the year.

•  The accumulated teaching time reached 2.69 million class hours, including standardized training, non-standard training, and the training in daily operating activities.

Figure: Award of China Life for Outstanding Part-time Lecturers of Sales Channel

(II)	Boosting the Development of the Industry

China Life adheres to the idea of open development and gives full play to its leading role while achieving its own growth. It sponsored and participated in the exchange activities of the industry to make the best of both worlds through sharing experience and comparing notes; took part in the discussions and setting of the standards of the industry to lead the industry, drive its progress and promote its development and maturity. It boosted the publicity of insurance among the people, spread insurance knowledge among the citizens, and created a good market environment for the development of the insurance industry.

Table: Promoting Industrial Exchanges & Setting of Standards

Industrial Exchanges

•	Joined Industrial Securities in holding the 2018 investment strategy meeting.

•	Assisted the Insurance Asset Management Association of China in holding the annual meeting on the trust business of insurance funds.

Setting of Standard

•	Took part in the discussions and setting of the standard for management and supervision of assets and liabilities held by CSRC.

•	Implemented the studies of and response to International Financial Report 17—Insurance Contract (IFRS17).

•

Worked with the Insurance Asset Management Association of China in leading the formulation of the “Evaluation Measures for Managers of Outside Trusted Investment of Insurance Funds” and the evaluation system.

Case: Media Communication Meeting and Press Conference

China Life holds a media communication meeting of listed companies involving the participation of 12 leading media

In the “dialogue with listed companies” activity carried out by CSRC, China Life was put on the list of “Leading Listed Companies of the Industry” and accepted interviews by 12 media agencies, including China Business Journal, The Economic Observer, China Wealth Net of Xinhua News Agency, National Business Daily, Securities Daily, China Securities Daily and Shanghai Securities Daily.

At the media communication meeting of listed companies held on October 16, 2017, the president of China Life briefed the medial on the reform and development since the 18th CPC National Congress and made a keynote speech entitled “New Ideas Guiding China Life in New Development and Assumption of Responsibility to Be a Pacesetter of the Industry”. The management accepted media interviews in relation to investment management, innovation-driven operations, business development and technology-enabled China Life, making in-depth communications with the media.

CIRC holds special press conference for China Life attended by 40 mainstream media agencies

On November 2, 2017, CIRC held a special press conference for China Life. President Lin Dairen made a keynote speech entitled “Remain true to original aspirations and brave to bear responsibility to facilitate satisfaction of people’s needs for a good life”, which presented a full picture of how the Company serves the development of the national real economy, prevents and controls risks, implements social governance, and deepens reform as well as its work plan for studying and carrying out the spirit of the 19th CPC National Congress.

Figure: Special Press Conference Held by CIRC for China Life

Case: Courageous to act as the model and vanguard of the insurance industry for poverty alleviation

To respond to the call of the CPC Central Committee for poverty alleviation and publicize the results of poverty alleviation through insurance, the Insurance Association of China organized the release of the “List of Vanguards in Poverty Alleviation through Insurance” starting from 2017 by soliciting the materials in the regard from the industry, e.g. outstanding cases, characteristic products and innovative services, to form the “List of Vanguards in Targeted Poverty Alleviation through Insurance” and the “List of Vanguard Products in Poverty Alleviation through Insurance” to the society. By the end of 2017, China Life submitted 38 materials of poverty alleviation to the 4 selections thereof so far held, 14 of which made the lists, showing its exemplary and leading roles in the industry.

“Poverty Alleviation Insurance” Project in Ningxia	“National List of Vanguard Products in Poverty Alleviation through Insurance”
“Targeted Poverty Alleviation for Rural Needy Families and Orphans”	“National List of Assistance Vanguards in Poverty Alleviation through Insurance”
“Poverty Reduction Insurance in Inner Mongolia”	“National List of Service Vanguards in Poverty Alleviation through Insurance”
“Series Projects of Targeted Poverty Alleviation in Chongzuo”	“National List of Vanguards in Targeted Poverty Alleviation through Insurance”

Case: Insurance Publicity Day “Insurance Adding Colors to Life”

On the Insurance Publicity Day that fell on July 8, 2017, China Life energetically publicized and communicated the insurance culture. The branches and subsidiaries at all levels made and put up large color-filling walls in their customer service halls, business halls and office buildings. Color filling cards were printed and issued by the employees to the customers coming for business and their kids to take part in the color-filling activity. In the 2017 “Publicity Competition of Insurance Industry”, China Life won 5 awards, including “Award for Best Activity”, becoming the biggest winner of the industry.

Case: “China Life Speechmaker” Speaks for the Industry and the Times

On August 8, 2017, the final of “China Life Speechmaker” involving the whole sector was held in Beijing. The employees and Sales persons spoke about their own “China Life Dream” and “China Dream” to carry forward the social main themes and disseminate positive energy. Jin Yuanxi from Shenzhen Branch moved the judges and guests present with her speech entitled “No More Sighs” and made an impromptu speech under the given title of “Wisdom”, winning the first prize.

Figure: “China Life Speechmaker” Activity

Table of KPI

Economic Performance	2015	2016		2017
Insurance premium income (100 million yuan)	3639.71	4304.98		5119.7

Total assets (in trillion yuan)	2.4	2.7		2.9

Investment assets (in trillion yuan)	2.3	2.5		2.7
EPS (basic and diluted) (in yuan)	1.22	0.66		1.13
Net profits attributable to shareholders (in 100 million yuan)	346.99	191.27		322.5
Claim settlement service (10,000 person-time)	868	863		1112
Claim settlement payment (million yuan)	134491	205143		198088
Number of customers for maturity benefit payment (person)	3094313	4598624		4022910
Maturity benefit payment (100 million yuan)	842.63	1351.16		1120.93

Environmental Performance	2015	2016		2017
Electronic underwriting through channels like e-Shops (in 10000)	—	1178.27		1666.77
Gasoline consumption of the fleet of the headquarters (L)	—	31459.98		30068.64
Per capita gasoline consumption of the fleet of the headquarters (L/person)	—	39.32	[10]	35.71	[11]
Gasoline consumption of the fleet of the entire Group[12] (L)	—	—		320462.18
Electric power consumption of the entire Group (KWh)	—	—		26658946.07
Per capita office power consumption of the entire Group (KWh/person)	—	—		264.16
Electric power consumption of the headquarters (KWh)	—	7245122.08		7472094.04

[10]	800 employees of the headquater in 2016
[11]	100920 employees of the entire group in 2017
[12]	Entire Group: the headquarters and 9 self-owned properties

Per capita electric power consumption of the headquarters (KWh/person)	—	5638.23 [13]	8874.22
Total office paper consumption of the entire Group (ton)	—	—	237.26
Total office water consumption of the entire Group (ton)	—	—	605681.29
Per capita office water consumption of the entire Group	—	—	6.00
Per square meter office water consumption of the entire Group (ton/square meter)	—	—	0.05
Direct greenhouse gas emission (including the greenhouse gas emitted by all vehicles and burning fuels of the Company and the entire Group) (ton)			1011.07
Indirect greenhouse gas emission (including the greenhouse gas emitted by the electric power purchased for own use) (tons)			16102.00

Total greenhouse gas emission (ton)			17113.07

Per capita greenhouse gas emission of the entire Group (ton/person)			0.17

Social Performance	2015	2016	2017
Satisfaction for claim settlement services (point)	8.76	8.86	9.04
Complaints of every 100 million yuan of premium	0.94	0.80	2.26 [14]
R&D of new products	—	34	130 [15]
Number of suppliers taking part in centralized procurement	—	630	219
Sales persons (in 10000)	115.5	181.4	202.5
Total number of employees (persons)	97607	98505	100920
Proportion of employees aged 35 or below (%)	43.09%	42.74%	42.92%
Proportion of female employees (%)	57.34%	57.46%	57.50%
Coverage rate of orientation of new employees (%)	95.23%	96%	96%

[13]	800 employees of the headquater in 2016, including 485 employees in research center and the cafeteria energy use
[14]	China Insurance Regulatory Commission changed statistical policy in 2017, so the data of omplaints of every 100 million yuan of premium of 2017 was gathered according the new policy
[15]	Including new products and modified products

Training coverage rate of employees (%)	87.97%	92%	97.53%
Training coverage rate of senior executives (%)	97.28%	100%	98.86%
Average duration of employee training (hour)	30.01	101.5	126.88
Number of full-time lecturers of the entire Group (person)	3260	1712	2053
Number of part-time lecturers of the entire Group (person)	45411	72615	169684
Teaching materials (piece)	21	21	21
Courseware (piece)	264	264	334
Online courseware (piece)	712	801	1165
Person-times of online learning (in 10000)	165.04	768.93	544.91
Person-times of online tests (in 10000)	50.85	100.16	134.39
Ratio of payment for social insurance (%)	—	100%	100%[16]
Investment in targeted poverty alleviation (in 10000 yuan)	—	—	9440
External donations made by China Life Foundation (in 10000 yuan)	—	3472.74	4013.78

Total amount of charitable donations (in 100 million yuan)	—	1.42	1.66

Orphan support funds (in 10000 yuan)	—	347.16	233.49 [17]

[16]	Employees with contract
[17]	China life has funded 1111 orphans until they are 18. With time goes by, the fund is decreasing

Statistical Table of China Life for Targeted Poverty Alleviation in 2017

In RMB10,000

Indicators	Quantity & Implementation

I. General

Including: 1. Funds	9440

2. Materials converted to cash	19.2

3. Number of registered impoverished people relieved from poverty under the help offered (person)	54531

II. Investment Breakdown

1. Poverty alleviation through industrial development

Including: 1.1 Type of industrial projects for poverty alleviation

✓ Poverty alleviation through agriculture and forestry industry

☐ Poverty alleviation through tourism

✓ Poverty alleviation through e-commerce

☐ Poverty alleviation through asset income

☐ Poverty alleviation through science & technology

☐ Other

1.2 Number of industrial projects for poverty alleviation	13

1.3 Amount of investment in industrial projects for poverty alleviation	770

1.4 Number of registered impoverished people relieved from poverty under the help offered (person)	9689

2. Poverty alleviation through transferred employment

Including: 2.1 Amount of investment in occupational skill training	0

2.2 Number of people receiving occupational skill training (person/time)	0

2.3 Number of registered impoverished people getting employed under the help offered (person)	35

3. Poverty alleviation through relocation	N/A
Including: 3.1 Number of people in relocated households getting employed under the help offered (person)	N/A

4. Poverty alleviation through education	N/A
Including: 4.1Amount of investment in financing needy students	N/A

4.2 Number of students financed (person)	N/A

4.3 Amount of investment in improving the education resources in poverty-stricken areas	N/A

5. Poverty alleviation through health	N/A

Including: 5.1 Amount of investment in the medical and health resources of poverty-stricken areas	N/A

6. Poverty alleviation through ecological protection	N/A

Including: 6.1 Name of Project	☐ Ecological protection & construction ☐ Establishment of means of compensation for ecological protection ☐ Setting of posts for ecological public welfare ☐ Other

6.2 Amount of investment	N/A

7. Baseline security	N/A

Including: 7.1 Amount of investment in helping the elderly people, women and left-behind children in rural areas	N/A

7.2 Number of elderly people, women and left-behind children in rural areas helped (person)	N/A

7.3 Amount of investment in helping needy disabled people	N/A

7.4 Number of needy disabled people helped (person)	N/A

8. Poverty alleviation through society	N/A

Including: 8.1 Amount of investment in coordinated eastern-western poverty alleviation	N/A

8.2 Amount of investment in fixed-point poverty alleviation	N/A

8.3 Public welfare fund for poverty alleviation	N/A

9. Other projects

Including: 9.1 Number of projects	6

9.2 Amount of investment	860

9.3 Number of registered impoverished people relieved from poverty under the help offered (person)	N/A

9.4 Descriptions about other projects	Personal insurance for poverty alleviation and additional critical illness insurance and property insurance for rural houses

III. Awards (nature and level)	0

Notes:

1.	Poverty alleviation through industrial development includes poverty alleviation through the development of agriculture/forestry, tourism, e-commerce, earnings from assets, science and technology, etc.

2.	Poverty alleviation through transferred employment includes occupational training and other ways to help poverty stricken population achieve stable employment and transferred employment.

3.	Poverty alleviation through relocation refers to the proper relocation of the poverty stricken population and follow-up measures to help them shake off poverty afterwards.

4.	Poverty alleviation through education includes various measures to help improve the primary education level of the poverty stricken areas and financial aid to students of poverty stricken families.

5.	Poverty alleviation through health refers to various measures adopted to improve the conditions of medical organizations in poverty stricken areas, help poverty stricken population obtain medical treatment for critical illness and chronic diseases, and effectively solving the problem of poverty or poverty-returning caused by illness of the poverty stricken population.

6.	Poverty alleviation through ecological protection refers to strengthened efforts for ecological environment protection and restoration in poverty stricken areas to help improve the sustainability of such areas, while gradually increasing the allowances for ecological protection to the poverty stricken areas and population.

7.	The Company should give a full account of its achievements in poverty alleviation efforts.

8.	Where any item is not applicable, the Company may property delete or reduce the contents of the form after exporting the annual disclosure documents.

Indicator Index of Report

Indicator Index of Guidelines for Voluntary Reporting of Sustainable Development(G4)

Contents of Report	“Guidelines for Voluntary Reporting of Sustainable Development” of Global Reporting Initiative (G4)
Message from Chairman	G4-1
About Us	G4-3/G4-4/G4-5/G4-7/G4-8/G4-9/G4-13
Focus of Responsibility	G4-SO1
Responsibility Management
Concept of Social Responsibility	G4-56
Identification of Substantive Issues	G4-25/G4-26/G4-18/G4-19
Communication with Stakeholders	G4-24/G4-27
Honors
Economic Growth for Promotion of Common Prosperity
Optimizing Corporate Governance	G4-14/G4-42/G4-43
Persisting in Morality-Based Operations	G4-45/G4-46/G4-56/G4-57/G4-SO3/G4-SO4/G4-SO5
Creating Sustained Value	G4-EC1/G4-EC7
Customer Services for Sharing Intelligence
Promoting the Upgrading of Services	G4-PR5/G4-PR8
Optimizing Customer Experience	G4-PR2/G4-PR3/G4-PR5
Protecting Consumers’ Rights	G4-PR8

Social Harmony & Common Home
Practicing Ecological Civilization	G4-EN1/G4-EN3/G4-EN4/G4-EN5/G4-EN6/G4-EN7/G4-EN8/G4-EN16/G4-EN17/G4-EN18/G4-EN27
Committed to Targeted Poverty Alleviation	G4-EC8/G4-SO1
Promoting Community Prosperity	G4-EC3/G4-SO1
Caring for Employees in Common Growth
Protecting the Rights & Interests of Employees	G4-LA2/G4-LA2/G4-LA12/G4-LA16/G4-HR5/G4-HR6
Fulfilling Career Dream	G4-LA9/G4-LA10/G4-HR2
Caring for the Life of Employees	G4-LA8
Mutual Benefit for Partners in All-Win Cooperation
Growing Up Together with Partners	G4-12/G4-SO9/G4-SO10
Boosting the Development of the Industry	G4-16
Table of KPI	G4-EN1/G4-EN3/G4-EN4/G4-EN6/G4-EN7/G4-EN8/G4-EN27/G4-LA12/G4-LA10/G4-HR2/G4-PR5/G4-PR8
Statistical Table of China Life for Targeted Poverty Alleviation in 2017	G4-EC8
Indicator Index of Report	G4-32
Description about the Report	G4-23/G4-28/G4-29/G4-30/G4-31/G4-32/G4-33
Feedback Table	G4-31

ESG Index

Scope	Content	Reference

A1	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	35

A1.1	The types of emissions and respective emissions data.	35-36

A1.2	Greenhouse gas emissions in total (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	35-36

A1.3	Total hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	35-36

A1.4	Total non-hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	35-36

A1.5	Description of measures to mitigate emissions and results achieved.	37-38

A1.6	Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	37-38

A2	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials.	35

A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (KWh in ’000s) and intensity (e.g. per unit of production volume, per facility).	35-36

A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	35-36

A2.3	Description of energy use efficiency initiatives and results achieved.	37-38

A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	Not applicable. The Company is a financial service type business, and does not involve the relevant issues in operating activities

A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	Not applicable. The Company is a financial service type business, and does not involve the relevant issues in operating activities

A3	General Disclosure Policies on minimizing the issuer’s significant impact on the environment and natural resources.	35-38

A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	35-38

B1

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.

58-60

B1.1	Total workforce by gender, employment type, age group and geographical region.	58-59

B1.2	Employee turnover rate by gender, age group and geographical region.	The Company currently sees a rather low employee turnover rate, and no statistics are available yet regarding the employee turnover rate by gender, age group and geographical region

B2

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.

65-66

B2.1	Number and rate of work-related fatalities.	The Company is a financial service type business, and the number of work-related fatalities is rather small. Thus no statistics are available yet regarding the number and rate of work-related fatalities

B2.2	Lost days due to work injury.	The Company is a financial service type business, and the number of work injuries is rather small. Thus no statistics are available yet regarding the lost days due to work injury

B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	65-66

B3	General Disclosure Policies on improving employees’ knowledge and skills for discharging duties at work. Description of training activities.	61-62

B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	62-63

B3.2	The average training hours completed per employee by gender and employee category.	62-63

B4	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	58

B4.1	Description of measures to review employment practices to avoid child and forced labor.	58

B4.2	Description of steps taken to eliminate such practices when discovered.	58

B5	General Disclosure Policies on managing environmental and social risks of the supply chain.	68-69

B5.1	Number of suppliers by geographical region.	68

B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	68-69

B6

General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress.

33-34

B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not applicable. The Company is a financial service type business, and does not involve the relevant issues in operating activities

B6.2	Number of products and service related complaints received and how they are dealt with.	33-34, 74

B6.3	Description of practices relating to observing and protecting intellectual property rights.	23-24

B6.4	Description of quality inspection process and products recall procedures.	Not applicable. The Company is a financial service type business, and does not involve the relevant issues in operating activities

B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored.	33-34

B7	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	24

B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	No occurrence of such cases

B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	24

B8

General Disclosure

Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests.

		44-49, 55-57

B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	55-57

B8.2	Resources contributed (e.g. money or time) to the focus area.	55-56

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